Exhibit 99.1

GOLD ROYALTY CORP.

Notice of Annual GENERAL Meeting

and Management information Circular

Date and Time: June 16, 2025 at 1 p.m. (Vancouver time)

Place:	1000 Cathedral Place, 925 West Georgia Street
Vancouver, British Columbia, Canada

May 12, 2025

These materials are important and require your immediate attention. They require shareholders of Gold Royalty Corp. to make important decisions.

If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your shares, please contact Gold Royalty Corp.’s strategic shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, at 1-877-452-7184, toll-free in North America, or at 1-416- 304-0211 outside of North America, or by e-mail at assistance@laurelhill.com.

Notice of annual General meeting Of Shareholders to be held on June 16, 2025	i

Management Information Circular	1

About the Meeting	1
What the Meeting will cover	2
Financial Statements	2
Election of directors (see pages 14 to 21)	2
Appointing the auditor	2
2024 Compensation at a Glance	3
2024 Corporate Governance at a Glance	4
Fiscal 2024 Highlights	5
Voting and Proxies: Questions and Answers	6
Voting Information	8
Who can vote	8
Solicitation of Proxies	8
Voting by Registered Shareholders	9
Voting by Non-Registered Holders	10
United States Shareholders	11
Election of Directors	12
Nominees for Directors	12
Director Qualifications and Experience	16
Director Attendance	17
Director Commitments	17
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	18
Indebtedness of Directors and Executive Officers	19
Appointment of Auditor	17
Compensation	18
Compensation Discussion and Analysis	18
Compensation Philosophy and Objectives	20
Elements of Compensation	21
The Peer Group	22
Target Pay Mix	24
Corporate Performance Scorecard	26
Actual STIP Payments and Performance Weighting	27
Anticipated Changes to Compensation Policies and Practices for 2024	28
Compensation Consultants	28
Executive Compensation Clawback Policy	29
Compensation Risk Management	29
Summary Compensation Table	31
Performance Graph	31
Executive Compensation	32
Outstanding Share-based Awards and Option-based Awards for NEOs	32
Incentive Plan Awards - Value Vested or Earned During the Year for NEOs	33
Pension Plan Benefits	33
Termination and Change of Control Benefits	33
Employment Agreements	33
Termination and Change of Control	35
Director Compensation	37
Annual Cash Compensation	37
Deferred Compensation	38

Total Compensation Paid	38
Outstanding Share-based Awards and Option-based Awards for Directors	39
Incentive Plan Awards - Value Vested or Earned During the Year for Directors	40
Long-Term Incentive Plan	40
Securities Authorized for Issuance under Equity Compensation Plans	44
Corporate Governance	45
Board of Directors	45
Position Descriptions	45
Board Mandate	46
Building an effective Board	46
Independence of the Board	46
Commitment and Tenure	47
Nomination of Directors	47
Assessments	49
Share Ownership Requirement	49
Diversity and Inclusion	49
Orientation and Continuing Education	50
Culture and Conduct	51
Our Code of Conduct and other governance policies	51
Risk Management	52
AI Technologies and Oversight	52
Environment, Sustainability and Corporate Social Responsibility	53
Shareholder Engagement	53
Committees of the Board	53
Audit Committee	54
Corporate Governance and Nominating Committee	56
Compensation Committee	57
Other Committees of the Board of Directors	58
Other Information	59
Management contracts	59
Interest of Certain Persons in Matters to be Acted Upon	59
Interest of Informed Persons in Material Transactions	59
Registrar and Transfer Agent	59
Other Business	59
Additional Information	59
Shareholder Proposals	60
Shareholder Nominations	60
Approval of Information Circular	60

Notice of annual General meeting Of Shareholders

to be held on June 16, 2025

TO:	The shareholders of Gold Royalty Corp. (the “Company”)

NOTICE IS HEREBY GIVEN that our annual general meeting of shareholders will be held at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, on June 16, 2025, at 1 p.m. (Vancouver time) (the “Meeting”), for the following purposes:

1.	Financial Statements: to receive and consider our financial statements for the financial year ended December 31, 2024, together with the accompanying auditor’s report;

2.	Election of Directors: to elect directors for the Company for the ensuing year as set forth in the Company’s Management Information Circular relating to the Meeting (the “Information Circular”);

3.	Appointment of Auditor: to appoint PricewaterhouseCoopers LLP as auditor for the Company for the ensuing year and to authorize our directors to fix the remuneration to be paid to our auditor for the ensuing year; and

4.	Other Business: to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Accompanying this Notice of Annual General Meeting are the Information Circular, a form of proxy, a supplemental mailing card and a financial statement request form.

The Company’s board of directors has fixed May 9, 2025, as the record date (the “Record Date”) for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment(s) or postponement(s) thereof. Each shareholder of record at the close of business on the Record Date (a “Registered Shareholder”) is entitled to such notice and to vote at the Meeting in the circumstances set out in the Information Circular.

Registered Shareholders are entitled to vote at the Meeting in person or by proxy. Registered Shareholders who are unable to attend the Meeting, or any adjournment(s) or postponement(s) thereof, are requested to complete, sign, date and return the proxy accompanying this Notice of Meeting in accordance with the instructions set out therein and in the Information Circular. A proxy will not be valid unless it is received by our transfer agent, TSX Trust Company, by mail, at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention Proxy Department, or online, with your 12-digit control number at www.voteproxyonline.com, by 1:00 p.m. (Vancouver time) on June 12, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the board of directors at its discretion without further notice. The chairman of the Meeting has the discretion to accept proxies received after that time. Registered Shareholders may also vote their proxies via the internet in accordance with the instructions provided in the proxy.

Non-registered shareholders who received a voting instruction form accompanying this Notice of Meeting through a broker or other intermediary must deliver the voting instruction form in accordance with the instructions provided by such intermediary. Failure to do so may result in your shares not being eligible to be voted by proxy at the Meeting. Non-registered Shareholders must make additional arrangements through such intermediary to vote in person at the Meeting.

DATED at Vancouver, British Columbia, Canada, as of the 12th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director

-i-

Management Information Circular

May 12, 2025

In this Management Information Circular (“Information Circular”), the “Company”, “we”, “us” and “our’ mean Gold Royalty Corp., as the context requires. “You”, “your” and “Shareholder” mean a holder of common shares in the capital of the Company (“Shares”).”$” means United States dollars and “C$” means Canadian dollars. All dollar amounts set forth in this Information Circular are expressed in United States dollars, unless otherwise indicated.

The information contained in this Information Circular is given as of May 12, 2025, unless otherwise indicated.

About the Meeting

This Information Circular is being furnished to Shareholders in connection with the solicitation of proxies by the board of directors (the “Board”) and management of the Company for use at the annual general meeting of Shareholders to be held at 1 p.m. (Vancouver time) on Monday, June 16, 2025, at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, Canada, and any adjournment(s) or postponement(s) thereof (the “Meeting”) for the purposes set forth in the Notice of Meeting dated May 12, 2025 (the “Notice of Meeting”), which accompanies and is part of this Information Circular.

The Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy (collectively, the “Meeting Materials”) to Shareholders, either directly or indirectly through the clearing agencies and intermediaries for onward distribution, and has posted the Meeting Materials on the Company’s website at www.goldroyalty.com and under the Company’s profile on the System for Electronic Data Analysis and Retrieval+ (“SEDAR+”) at www.sedarplus.ca.

About the Meeting	Management information circular 2025	1

What the Meeting will cover

The following is a summary of certain information contained in this Information Circular concerning the business that will be transacted at the Meeting and the matters that you will be asked to vote on. This summary is not intended to be complete. You should read the entire Information Circular carefully.

Financial Statements

Our audited consolidated financial statements for the financial year ended December 31, 2024, and the accompanying auditor’s report will be presented to Shareholders at the Meeting, but no vote with respect to them is required or proposed to be taken. You will have an opportunity to ask questions about our consolidated financial statements at the Meeting.

Election of directors (see pages 14 to 21)	2024 vote: average 87.0%
support FOR our director
You will vote on the election of six directors to serve on our Board until the next annual meeting.	nominees.

The Board recommends voting FOR each nominee standing for election. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR electing each of the director nominees profiled below.

The number of directors to be elected at the Meeting is determined from time to time by resolution of the Board, such number being not more than ten and not less than two. The directors have fixed the size of the Board at six directors. We expect that all of the nominees will be able to serve as director but if for any reason a nominee is unable to serve, the persons named in the form of proxy have the right to vote at their discretion for another nominee proposed according to the Company’s by-laws and applicable law. Each of our directors is elected each year at the annual general meeting and holds office until the next annual general meeting, unless that director resigns or until that director sooner ceases to hold office. For further information on each nominee, see the section on page 14 entitled “Election of Directors”.

Appointing the auditor

You will vote on the appointment of PricewaterhouseCoopers LLP, Chartered Professional Accountants (“PwC”), as our auditor for the ensuing year and to authorize the directors to fix the auditor’s remuneration. PwC was first appointed as auditor of the Company on October 7, 2020. Representatives of PwC are not expected to be present at the Meeting.	2024 vote: 96.4% support FOR the appointment of PwC as our auditor.

We maintain independence from our auditor through Audit Committee oversight, a robust regulatory framework in Canada, including the requirement to rotate the lead audit partner at least every five years, and PwC’s own internal independence procedures which are designed to comply with Canadian Public Accountability Board and Public Company Accounting Oversight Board requirements. In 2024, we received 72,793,178 votes for the appointment of PwC as our auditor, with 2,682,908 votes being withheld.

The Board, on recommendation of the Audit Committee, recommends voting FOR the resolution appointing PwC as our auditor and authorizing the Board to fix their remuneration. If you do not specify in your proxy form or voting instruction form how you want to vote your shares, the persons named in the form of proxy will vote FOR the appointment of PwC as our auditor.

About the Meeting	Management information circular 2025	2

2024 Compensation at a Glance

The Company’s compensation program is designed to attract and retain top talent, as well as to align the interests of our executives with the long-term interests and value performance of our shareholders. Some of the compensation practices the Company employs to achieve its objectives include:

Compensation Committee Oversight and Authority – The Compensation Committee oversees the governance of the executive compensation program, including establishing the compensation philosophy and peer group composition, reviewing the competitiveness of the executive compensation plans, establishing performance criteria and reviewing the Company’s performance against the criteria when determining award payouts. While the Company’s compensation programs are formulaic and tied to performance, the Compensation Committee also has the discretion to adjust calculated payouts including if a performance bonus is awarded at all.	Page 22

Benchmarking to a Peer Group – The Compensation Committee selects a comparator peer group based on objective criteria to develop benchmarks for the Company’s compensation practices.	Page 24

Balanced Approach to Compensation – The Company believes in a balanced approach to compensation, with base salary, short-term compensation and long-term compensation, representing 29%, 32% and 39%, respectively of total CEO compensation in 2024.	Page 26

Short-Term Compensation Tied to Performance – The Company ties annual bonuses and incentive payments to the achievement of performance objectives.	Page 26

Pay-for-Performance – The Company strongly aligns total compensation with shareholder return.	Page 27

Long-Term Compensation – Long-term equity-based compensation comprises the majority of the executive’s total compensation opportunity and it is designed to reward achievements against long-term strategic objectives that create shareholder value.	Page 27

Independent Advice – The Company engages third-party compensation consultants to provide advice on the appropriateness and competitiveness of its compensation program.	Page 31

Clawback Policy – The Company adopted a Clawback Policy, as amended, with respect to executive compensation.	Page 31

Risk Management – The Compensation Committee identifies, reviews and assesses risks associated with compensation practices. Risk is also managed through equity awards vesting over time, performance criteria selection for purposes of evaluating the short-term incentive plan, defining threshold and maximum payouts under the short-term incentive plan.	Page 31

Employment Agreements – The Company has entered into employment agreements with all of its senior executives.	Page 35

Benefits and Perquisites – Senior executive officers are entitled to benefits and perquisites as part of their compensation package.	Page 35

“Double Trigger” Change of Control Severance – Gold Royalty has entered into employment agreements with senior executives under which severance payments to senior executives are only triggered upon both a change of control of Gold Royalty and the termination of the senior executive.	Page 37

About the Meeting	Management information circular 2025	3

2024 Corporate Governance at a Glance

We are committed to good corporate governance, which promotes the long-term interests of the Company, including Shareholders and stakeholders. Information regarding the Company’s corporate governance practices is discussed throughout this Information Circular. The following are highlights of some of the Company’s governance practices:

Independence of the Board – Based on the nominees for election at the Meeting, 83.3% of the Board and 100% of key committees will be comprised of independent directors.	Page 47

Independent Lead Director – The Board has appointed an independent lead director.	Page 47

In Camera Meetings of the Board – Independent directors meet without management regularly.	Page 49

Board Mandate – Gold Royalty has adopted a comprehensive mandate for the Board.	Page 48

Majority Voting – Gold Royalty is a corporation existing under the Canada Business Corporations Act, which provides a majority voting mechanism for Shareholders to express their confidence in each director. Any director who receives a greater number of votes “against” than votes “for” in an uncontested election must promptly tender their resignation from the Board.	Page 50

Diversity on the Board – Gold Royalty has achieved its target to have at least 30% of the Board comprised of female directors by this annual meeting in 2025. One-third of its current directors (and Nominees at the Meeting) are female.	Page 51

Shareholder Engagement – Gold Royalty proactively engages with shareholders and other stakeholders throughout the year to learn their perspectives about the Company and on significant issues.	Page 55

Risk Management – The Board has oversight over, and ensures management identifies and manages risks of the business.	Page 54

Artificial Intelligence – Gold Royalty does not rely on AI or use generative AI in its day-to-day business, and the Board has oversight over, and ensures management identifies and manages potential implementation of AI technologies in the business	Page 54

Continuing Education – New directors are provided with orientation and education when they join the Board and are provided with ongoing education and updates on our operations and matters relevant to our business.	Page 52

Code of Conduct and Ethics – The Board has adopted a Code of Conduct and is responsible for monitoring compliance with the Code of Conduct.	Page 53

Clawback Policy – The Company has adopted a Clawback Policy, as amended, with respect to executive compensation.	Page 31

Whistleblower Policy – Gold Royalty has adopted a Whistleblower Policy, which allows for confidential and anonymous reporting of concerns or complaints.	Page 53

Regular Assessments – The Board is committed to regular assessments of its effectiveness.	Page 51

Share Ownership Requirements – The Company has adopted a Share Ownership Policy, pursuant to which non-executive directors are required to hold Shares with a value equal to three times the amount of the annual retainer paid to them and senior executive officers are required to hold Shares with a value equal to three times the amount of the annual base salary paid to them.	Page 51

About the Meeting	Management information circular 2025	4

Fiscal 2024 Highlights

The following section provides highlights on Gold Royalty’s performance, compensation and governance matters for its fiscal year ended December 31, 2024.

In fiscal 2024:

●	The Company achieved record revenue of $10.1 million, and record Total Revenue, Land Agreement Proceeds and Interest(1) of $12.8 million for the year ended December 31, 2024, which were respectively 231% and 146% higher than such amount for the year ended December 31, 2023. Record revenue was driven by the first full year of revenue from the recently acquired interests in the Borborema project, initial revenue from the Côté Gold and Vareš mines, and consistent contributions from royalties at the Cozamin, Canadian Malartic and Borden mines.

●	The Company achieved its first year of positive cash flows from operations of $2.5 million, which does not include an additional $1.7 million of land agreement proceeds credited against other mineral interests, and positive Adjusted EBITDA(1) of $4.8 million.

●	The Company continued to place an emphasis on disciplined growth with the acquisition of a 100% copper stream over Adriatic Metals’ Vareš Mine located in Bosnia and Herzegovina. In connection with the acquisition, the Company raised approximately US$34.5 million through a bought deal equity financing.

●	The Company’s core assets continued to advance in 2024 with the Côté Gold and Vareš mines ramping up production, underground ramp and shaft development on schedule at the Odyssey mine and significant progress on the construction of the Borborema mine, which is currently expected to start production in the first half of 2025.

●	The Company forged a strategic alliance with Taurus Mining Royalty Fund L.P. which expanded our deal origination and identification in addition to improving its ability to compete for larger high-quality investments.

(1)	Each of (i) Total Revenue, Land Agreement Proceeds and Interest and (ii) Adjusted EBITDA is a non-IFRS measure. Please See “Non-IFRS Measures” in Schedule “C” to this Circular for more information, and see the section entitled “Item 5. Operating and Financial Review and Prospects – Non-IFRS Measures” in the Company’s Annual Report on Form 20-F for a reconciliation of non-IFRS measures.

Please see the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, for further information.

About the Meeting	Management information circular 2025	5

Voting and Proxies: Questions and Answers

Q: Am I entitled to vote?

A: You are entitled to vote if you were a Shareholder as of the close of business on May 9, 2025, which we refer to as the “Record Date”. Only Shareholders of record (“Registered Shareholders”) as of the close of business (Vancouver time) on the Record Date are entitled to receive notice of and to vote at the Meeting. If you acquire Shares after the close of business on the Record Date, you will not be entitled to vote those Shares at the Meeting.

Each Share entitles the holder to one vote. As of the close of business on May 9, 2025, there were 170,487,289 Shares issued and outstanding.

Q: What am I voting on?

A: The following matters:

●	the election of directors to hold office until next year’s annual general meeting; and

●	the appointment of PwC, as the Company’s auditor for the ensuing year, at a remuneration to be fixed by the directors.

Q: How do I vote?

A: If you are a Registered Shareholder, you may vote by: (1) attending the Meeting in person and voting; (2) voting your proxy in accordance with the instructions provided in the form of proxy, including via mail, hand delivery, facsimile or online; or (3) completing and signing a form of proxy appointing someone to represent you and to vote your Shares at the Meeting. Completing, signing and returning a form of proxy will not prevent you from attending the Meeting in person.

If you are a Non-Registered Holder, you may direct how your Shares are voted by providing voting instructions to your intermediary (an “Intermediary”) that you deal with in respect of your Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans) for your Shares to be voted by proxy at the Meeting by completing your voting instruction form in accordance with the instructions provided. A Non-Registered Holder cannot use the voting instruction form to vote Shares directly at the Meeting. Non-Registered Holders must make additional arrangements through such Intermediary to vote in person at the Meeting. Eligible Non-Registered Holders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application. If you are a Non-Registered Holder and wish to vote at the Meeting in person, you should strike out the names of the persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy and insert your name in the blank space provided to be appointed as proxy to represent your Intermediary and vote your Shares at the Meeting.

Q: What if amendments are made to these matters or if other matters are brought before the Meeting?

A: If you attend the Meeting in person and are eligible to vote, you may vote on such matters as you choose. If you have completed and returned a proxy in the form enclosed, the person(s) named in it will have discretionary authority with respect to amendments or variations to matters identified in the Notice of Meeting and to other matters which properly come before the Meeting. If any other matter properly comes before the Meeting, the persons so named will vote on it in accordance with their judgment. As of the date of this Information Circular, our management does not know of any such amendment, variation or other matter expected to come before the Meeting.

Q: Who is soliciting my proxy?

A: Our management is soliciting your proxy. Solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by our officers at nominal cost. The Company has also engaged Laurel Hill to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $40,000 for the services and certain out-of-pocket expenses. Shareholders who have questions or need more assistance with voting their shares, may contact Laurel Hill by telephone at 1 (877) 452 7184 toll-free in Canada or 1 (416) 304 0211 for international calls or by e-mail at assistance@laurelhill.com. All costs of solicitation will be borne by the Company.

About the Meeting	Management information circular 2025	6

Q: If I deliver a proxy, who will vote my Shares?

A: David Garofalo (or, failing him, Andrew Gubbels), has been named as the Designated Persons in the accompanying form of proxy and will represent the Shareholders at the Meeting that deliver proxies that do not name a different proxyholder.

You can appoint a person or company other than the Designated Persons to represent you at the Meeting. To do so, you must write the name of your chosen proxyholder in the blank space provided in the form of proxy. It is important to ensure that any other person you appoint as proxyholder will attend the Meeting and is aware that his or her appointment has been made to vote your Shares and that he or she should present himself/herself to a representative of TSX Trust Company.

Q: What if my Shares are registered in more than one name or in the name of my company?

A: If your Shares are registered in more than one name, all those registered must sign the form of proxy. If your Shares are registered in the name of your company or any name other than yours, we may require that you provide documentation that proves you are authorized to sign the form of proxy.

Q: What if I plan to attend the Meeting and vote in person?

A: If you plan to attend the Meeting and wish to vote your Shares in person, you do not need to complete or return a form of proxy. Your vote will be taken and counted at the Meeting. Please register with the scrutineer when you arrive at the Meeting.

Q: What happens when I sign and return a form of proxy?

A: You will have given authority to whoever the proxy appoints as your proxyholder to vote, or withhold from voting, your Shares at the Meeting in accordance with the voting instructions you provide.

Q: What do I do with my completed form of proxy?

A: Return it to TSX Trust Company at the address set out below so that it arrives no later than 1:00 p.m. (Vancouver time) on Thursday, June 12, 2025, or, if the Meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before the adjourned or postponed Meeting. The chair of the Meeting has the discretion to accept proxies received after the deadline.

Q: How will my Shares be voted if my proxy is in the enclosed form with no other person named as proxyholder?

A: The Designated Persons will vote or withhold from voting your Shares in accordance with your instructions.

In the absence of such instructions, your Shares will be voted FOR the election of the directors nominated by management, and FOR the appointment of PwC, as auditor.

Q: Can I revoke a proxy once it has been given?

A: Yes. If you are a Registered Shareholder as of the Record Date, you may revoke your proxy with an instrument in writing (which can be another proxy with a later date) delivered to TSX Trust Company or our registered office, up to and including the last business day preceding the day of the Meeting (or any adjournment(s) or postponement(s)), or to the individual chairing the Meeting prior to the commencement of the Meeting or any adjournment(s) or postponement(s). Any written revocation must be duly executed by you or your attorney authorized in writing or, if you hold your Shares through a company, by an authorized officer.

Please note that your participation in person in a vote by ballot at the Meeting would automatically revoke any proxy you have given in respect of the item of business covered by that vote. If you are not a Registered Shareholder, you must follow the instructions given to you by your Intermediary to revoke your voting instructions.

Q: What if I have further questions?

A: You can contact our shareholder communications advisor and proxy solicitation agent, Laurel Hill, at:

Laurel Hill Advisory Group

North America Toll Free: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

About the Meeting	Management information circular 2025	7

Voting Information

Who can vote

The Board has set the close of business on May 9, 2025, as the Record Date for determining which Shareholders shall be entitled to receive notice of and to vote at the Meeting. Only Shareholders of record (“Registered Shareholders”) as of the Record Date are entitled to receive notice of and to vote at the Meeting.

Our authorized capital consists of an unlimited number of Shares and an unlimited number of preferred shares issuable in series. As of the close of business on May 9, 2025, there were a total of 170,487,289 Shares issued and outstanding and no preferred shares issued and outstanding. The Shares are the only shares entitled to be voted at the Meeting. Each Share entitles the holder to one vote. On a show of hands, every person present and entitled to vote at the Meeting will be entitled to one vote. On a ballot, every person present and entitled to vote will be entitled to one vote for each Share held.

A quorum of Shareholders is required to transact business at the Meeting. Under the by-laws of the Company (the “By-Laws”), a quorum is one or more persons present and holding or representing by proxy not less than 33 1/3% of the total number of issued Shares having voting rights at the Meeting. We require a simple majority (50% plus 1) of the votes cast at the Meeting to approve all items of business unless otherwise stated.

Other than as set out in the following table, to the knowledge of our directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Shares carrying 10% or more of the voting rights attached to all of the issued and outstanding Shares as at May 9, 2025:

Name	Number of Shares	Percentage of Outstanding Shares
GoldMining Inc.	21,533,125	12.63%

Solicitation of Proxies

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact, and such solicitation will be made without special compensation granted to the directors, officers and employees of the Company. The Company does not reimburse Shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this Information Circular and related proxy materials to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. The Company has engaged Laurel Hill Advisory Group (“Laurel Hill”) to provide shareholder communication advisory and proxy solicitation services and will pay a fee of $40,000 for the services and certain out-of-pocket expenses. All costs of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

About the Meeting	Management information circular 2025	8

Voting by Registered Shareholders

Appointment of Proxyholders

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Share that such Shareholder held on the Record Date on the resolutions to be voted upon at the Meeting and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A Registered Shareholder has the right to appoint a person or corporation (who need not be a Shareholder) to attend and act for or on behalf of that Shareholder at the Meeting, other than the Designated Persons named in the enclosed form of proxy. A Registered Shareholder may exercise this right by striking out the printed names and inserting the name of such other person and, if desired, an alternate to such person, in the blank space provided in the form of proxy.

In order to be voted, the completed form of proxy must be received by the Company or by our transfer agent, TSX Trust Company, by mail at 301-100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Attention Proxy Department, or online, with your 12-digit control number at www.voteproxyonline.com, by 1:00 p.m. (Vancouver time) on Thursday, June 12, 2025, or not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting or any adjournment(s) or postponement(s) thereof. The time limit for the deposit of proxies may be waived by the Board at its discretion without notice.

A proxy may not be valid unless it is dated and signed by the Registered Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocability of Proxy

Any Registered Shareholder who has returned a form of proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a form of proxy may be revoked by instrument in writing, including a form of proxy bearing a later date, executed by the Registered Shareholder or by his or her attorney-in-fact duly authorized in writing or, if the Registered Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney-in-fact thereof. The instrument revoking the form of proxy must be deposited at the same address where the original form of proxy was delivered at any time up to and including the last business day preceding the date of the Meeting, or any adjournment(s) thereof, or with the Chairman of the Meeting on the date of the Meeting but prior to the commencement of the Meeting. A Registered Shareholder who has submitted a form of proxy may also revoke it by attending the Meeting in person (or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending the Meeting) and registering with the scrutineer thereat as a Registered Shareholder present in person, whereupon such form of proxy shall be deemed to have been revoked. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

Only Registered Shareholders have the right to revoke a form of proxy. Non-Registered Holders (as hereinafter defined) who wish to change their vote must, arrange for their respective Intermediaries to revoke the form of proxy on their behalf.

Voting of Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the form of proxy. If the instructions as to voting indicated in the proxy form are certain, the Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Shares represented will be voted or withheld from the vote on that matter accordingly.

If no choice is specified in the proxy with respect to a matter to be acted upon, the proxy confers discretionary authority with respect to that matter upon the Designated Persons named in the proxy. It is intended that the Designated Persons will vote the Shares represented by the proxy in favour of each matter identified in the form of proxy, including the vote for the election of the nominees to the Board and for the appointment of the independent auditor of the Company.

The enclosed form of proxy, on completion and execution by or on behalf of the Shareholder, confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Shares on any matter, the Shares that are the subject of the abstention or withholding will be counted for the determination of a quorum but will not be counted as affirmative or negative on the matter to be voted upon.

About the Meeting	Management information circular 2025	9

Voting by Non-Registered Holders

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Shareholders are “non-registered” Shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as CDS Clearing and Depositary Services Inc. or the Depository Trust & Clearing Corporation) of which the Intermediary is a participant. The Company has distributed copies of the Meeting Materials to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders and has posted the Meeting Materials on the Company’s website at www.goldroyalty.com and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Shares beneficially owned by the Non-Registered Holder, but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. The majority of brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to the Non-Registered Holders and asks Non-Registered Holders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Non-Registered Holder who receives a Broadridge voting instruction form cannot use that form to vote Shares directly at the Meeting. The voting instruction form must be returned to Broadridge (or instructions respecting the voting of Shares must be communicated to Broadridge) well in advance of the Meeting in order to have the Shares voted. Eligible Non-Registered Holders may be contacted by Laurel Hill to conveniently obtain a vote directly over the phone using Broadridge’s QuickVote™ application.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Designated Persons named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called “NOBOs” for Non-Objecting Beneficial Owners). Pursuant to Canadian National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, issuers can obtain a list of their NOBOs from Intermediaries for distribution of proxy-related materials directly to NOBOs.

About the Meeting	Management information circular 2025	10

United States Shareholders

This solicitation of proxies and voting instruction forms involves securities of a company located in Canada and is being effected in accordance with the corporate and securities laws of the province of British Columbia, Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), are not applicable to the Company or this solicitation. Shareholders should be aware that disclosure and proxy solicitation requirements under the securities laws of British Columbia, Canada, differ from the disclosure and proxy solicitation requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Canada Business Corporations Act, some of its directors and its executive officers are residents of Canada and a substantial portion of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Shareholders who have questions or need more information, may contact the Company’s shareholder communications advisor and proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1 (877) 452 7184 toll-free in Canada or 1 (416) 304 0211 for international calls or by e-mail at assistance@laurelhill.com.

How to Vote your Gold Royalty Shares

Voting Method	Registered Shareholders	Non-Registered Holders

	If your securities are held in your name and represented by a physical certificate or DRS statement.	If your shares are held with a broker, bank or other Intermediary

Internet	Go to www.voteproxyonline.com. Enter the 12-digit control number printed on the form of proxy and follow the instructions on screen.	Go to www.proxyvote.com. Enter the 16-digit control number printed on the VIF and follow the instructions on screen.

Telephone or Fax	Complete, sign and date your form of proxy and fax both sides of the completed, signed and dated form of proxy to TSX Trust Company at +1-416-595-9593	Call the telephone number printed on your VIF. Enter the 16-digit control number printed on the VIF and follow the interactive voice recording instructions to vote your shares.

Mail

Complete, sign and date the form of proxy and return your completed form of proxy in the enclosed postage paid envelope to:

TSX Trust Company

Attention Proxy Department

301-100 Adelaide Street West

Toronto, Ontario,

M5H 4H1

Enter your voting instructions, sign and date the VIF, and return the completed VIF in the enclosed postage paid envelope.
About the Meeting	Management information circular 2025	11

Election of Directors

The Board has fixed the number of directors at six directors. Upon the recommendation of the Board’s Corporate Governance and Nominating Committee, the Board is recommending the election of six nominees (the “Nominees”) at the Meeting, whose names are set forth below, to serve until the next annual general meeting of the Shareholders or until the director sooner ceases to hold office.

Nominees for Directors

The following table provides a snapshot of each Nominee and their service as a director of the Company and membership on the committees of the Board:

					Committee Memberships
Name	Age	Independent	Director Since		Audit Committee	Compensation Committee	Corporate Governance and Nominating Committee	Environmental, Social and Governance Committee
David Garofalo	59	No	08	/2020
Warren Gilman	65	Yes	08	/2020	✓	✓	✓
Alan Hair	63	Yes	11	/2020	✓		✓	✓
Ken Robertson	70	Yes	11	/2020	✓	✓
Karri Howlett	49	Yes	02	/2022		✓	✓	✓
Angela Johnson	41	Yes	03	/2023			✓	✓

✓	Member	Chairperson	Financial Expert

Each of the nominees, other than Mr. Garofalo, is considered to be independent of the Company. See the section on page 48 titled “Independence of the Board”.

The following sets forth information on the Nominees, including the number of restricted share units (“RSUs”) and options to purchase Shares (“Options”) under the Company’s long-term incentive plan dated March 7, 2021 (the “LTIP”), Shares and Warrants beneficially owned by each Nominee, directly or indirectly, or over which each Nominee exercises control or direction. Unless otherwise specified, such information is at the date hereof.

About the Meeting	Management information circular 2025	12

David Garofalo

Age: 59 Director Since: August 1, 2020 Position with the Company: Chairman, Chief Executive Officer and President since August 1, 2020 Residence: British Columbia, Canada

Business Experience and Qualifications

Mr. Garofalo has worked in various leadership capacities in the natural resources sector over the last 35 years. Prior to joining the Company, he served as President, Chief Executive Officer and a director of Goldcorp Inc., and as President, Chief Executive Officer and a director of Hudbay Minerals Inc., where he presided over that company’s emergence as a leading metals producer. Previously, Mr. Garofalo held various senior executive positions with mining companies, including Senior Vice President, Finance and Chief Financial Officer and a director of Agnico Eagle and as treasurer and other various finance roles with Inmet Mining Corporation. Mr. Garofalo was named “Mining Person of the Year” by The Northern Miner in 2012 and Canada’s “Chief Financial Officer of the Year” by Financial Executives International Canada in 2009. Mr. Garofalo holds a Bachelor of Commerce from the University of Toronto and is a Fellow of the Chartered Professional Accountants in British Columbia, Canada and a Certified Director of the Institute of Corporate Directors. He also serves as a volunteer Chair of the Board of Directors of the Vancouver Symphony Orchestra and as a member of the Board of Trustees of the Arts Umbrella Foundation and the Vancouver Symphony Foundation.

Principal Occupation / Employment for Past Five Years

Chairman, Chief Executive Officer, President and a director of Gold Royalty Corp. since August 2020.

Securities Held:	686,121 Shares 58,140 Warrants 1,570,061 Options 462,209 RSUs

Warren Gilman

Age: 65 Lead Independent Director Since: August 12, 2020 Committee Membership: Audit Committee Compensation Committee Corporate Governance and Nominating Committee Residence: Hong Kong, China

Business Experience and Qualifications

Mr. Gilman serves as our independent lead director. Mr. Gilman is the Founder, Chairman and Chief Executive Officer of TSX-listed Queen’s Road Capital Investment Ltd. (“QRC”), a leading financier to the global resource sector. Previously, Mr. Gilman served as the Chairman and Chief Executive Officer of CEF Holdings Ltd. (“CEF Holdings”), a global mining investment company owned 50% by the Canadian Imperial Bank of Commerce (“CIBC”) and 50% by CK Hutchison Holdings Ltd., the Hong Kong listed flagship company of Mr. Li Ka-shing. Prior to joining CEF Holdings, Mr. Gilman was the Vice Chairman of CIBC World Markets Inc., the investment banking subsidiary of CIBC. He was previously the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. Mr. Gilman, a mining engineer, also co-founded CIBC’s Global Mining Group. During his 26 years with CIBC, he ran the mining teams in Canada, Australia and Asia and worked in its Toronto, Sydney, Perth, Shanghai and Hong Kong offices. Mr. Gilman has acted as advisor to the largest mining companies in the world, including BHP, Rio Tinto, Anglo American, Noranda Inc., Falconbridge Ltd., Sumitomo Corporation, China Minmetals Corporation, Jinchuan and Zijin, and has been responsible for some of the largest equity capital markets financings in Canadian mining history. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University. Mr. Gilman is Chairman of the International Advisory Board of Western University and a member of the Dean’s Advisory board of Laurentian University.

Principal Occupation / Employment for Past Five Years

Chairman and Chief Executive Officer of QRC, a resource-focused investment company listed on the TSX, since January 2020.

Securities Held:	1,324,737 Shares 581,396 Warrants 275,020 Options 160,35 RSUs

About the Meeting	Management information circular 2025	13

Alan Hair

Age: 63

Independent Director Since:
November 20, 2020

Committee Membership:
Audit Committee
Corporate Governance and Nominating Committee
Environmental, Social and Governance Committee

Residence:
Ontario, Canada

Business Experience and Qualifications

Mr. Hair is a mineral engineer and senior executive with over forty years of international experience in the mining and metals industry. Mr. Hair is the former President and Chief Executive Officer of Hudbay Minerals Inc., a public company he joined in 1996 as a Senior Operations Manager and at which he served in a series of progressively senior roles culminating in the position of President and Chief Executive Officer. During his tenure at Hudbay, Mr. Hair oversaw the successful acquisition, construction, and development of the Constancia Mine in Peru. Mr. Hair has served as a director of Bear Creek Mining Corporation, a public company listed on the TSX Venture Exchange, since September 2019. Mr. Hair served as a director of Great Panther Mining Limited (“Great Panther”) from April 2020 to December 2022, during which time he also served as its chairperson from December 2021 to December 2022. Mr. Hair acted as interim Chief Executive Officer for Great Panther from February 2022 to October 2022. Mr. Hair holds a Bachelor of Science (Honours) degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

Principal Occupation / Employment for Past Five Years

Retired senior mining executive. Interim Chief Executive Officer of Great Panther, a public company formerly listed on the TSX and NYSE American, from February 2022 to October 2022

Securities Held:	168,497 Shares 58,140 Warrants 117,514 Options 137,448 RSUs

Ken Robertson

Age: 70 Independent Director Since: November 20, 2020 Committee Membership: Audit Committee Compensation Committee Residence: British Columbia, Canada

Business Experience and Qualifications

Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with Ernst & Young LLP (“EY”) from 1979 to 2015. During his career at EY in Canada and the United Kingdom, Mr. Robertson developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson is a Chartered Professional Accountant. Mr. Robertson currently serves as a director of Uranium Royalty Corp., a pure-play uranium royalty and streaming company listed on the TSX and Nasdaq, since October 2024, and of Silvercorp Metals Inc. (“Silvercorp”), a silver exploration company listed on the TSX and NYSE American, since September 2022. Mr. Robertson previously served as a director of Mountain Province Diamonds Inc., a diamond exploration and mining company listed on the TSX, from June 2020 to June 2024, of Avcorp Industries Inc. (“Avcorp”), a supplier of airframe structures, from June 2017 to November 2022, and of SAIS Limited (formerly Sarment Holding Limited), a technology services company, from March 2019 to July 2020. Mr. Robertson is a Chartered Professional Accountant, holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Principal Occupation / Employment for Past Five Years

Consultant for financial reporting and litigation support services since 2015.

Securities Held:	63,920 Shares 11,628 Warrants 117,514 Options 137,448 RSUs

About the Meeting	Management information circular 2025	14

Karri Howlett

Age: 49

Independent Director Since:
February 14, 2022

Committee Membership:
Compensation Committee
Corporate Governance and Nominating Committee
Environmental, Social and Governance Committee

Residence:
Saskatchewan, Canada

Business Experience and Qualifications

Ms. Howlett has 20 years of experience in corporate strategy, mergers and acquisitions, financial due diligence, and risk analysis. Ms. Howlett has been the principal of Karri Howlett Consulting, which provides environmental, social and governance and business consulting services to businesses, since 2006. She is also on the Board of Governors of the University of Regina and the board of directors of Nexgen Energy Ltd. and March Consulting Associates Inc. Previously, Ms. Howlett served as a director of SaskPower, where she chaired its Safety, Environment and Corporate Responsibility Committee and led the development and implementation of net zero carbon emissions strategies, the President and a director of RESPEC Consulting Inc., a geoscience and engineering consulting company based in Saskatoon, Saskatchewan, and a director of the Saskatchewan Trade and Export Partnership. Ms. Howlett holds a B. Comm. (Hon.) in finance from the University of Saskatchewan, is a Chartered Financial Analyst and holds the Chartered Director designation.

Principal Occupation / Employment for Past Five Years

Principal of Karri Howlett Consulting, a business consulting company, since 2006.

Securities Held:	76,102 Shares 26,163 Warrants 17,514 Options 139,351 RSUs

Angela Johnson

Age: 41

Independent Director Since:
March 28, 2023

Committee Membership:
Corporate Governance and Nominating Committee
Environmental, Social and Governance Committee

Residence:
British Columbia, Canada

Business Experience and Qualifications

Ms. Johnson is a professional geologist and diversified mining and exploration professional with over 14 years of experience holding numerous technical, operational, and corporate level leadership roles for junior and intermediate producers across North and South America. Ms. Johnson currently serves as the Vice President of Corporate Development and Sustainability at Faraday Copper Corp. (“Faraday Copper”) and as an independent director of Endeavour Silver Corp. Previously, Ms. Johnson served as the Corporate Development Manager at Silvercorp, where she led the assessment and evaluation of international precious and base metal projects for potential acquisition or strategic investment, and as Exploration Manager at Calibre Mining Corp. (“Calibre”), where she led the operational exploration teams and managed near mine drilling activities at the company’s operations in Nicaragua. Ms. Johnson served in several progressively senior roles during her tenure with SSR Mining Inc. (“SSR Mining”) from 2012 to her departure in 2019 as sustainability coordinator, where she co-developed the company’s inaugural Sustainability Report and specialized in launching or advancing numerous exploration efforts at projects or operations in the U.S., Canada, Mexico and Argentina. Ms. Johnson holds a B.Sc. in Geology from the University of Alberta, an M.Sc. in Geology/Geochemistry from the University of Victoria, an MBA in Financial Services from Dalhousie University, and is a registered member of the Association of Engineers and Geoscientists of British Columbia.

Principal Occupation / Employment for Past Five Years

Vice President of Corporate Development and Sustainability of Faraday Copper, a company listed on the TSX and OTCQX Exchange, since April 2022. Corporate Development Manager of Silvercorp, a company listed on the TSX and NYSE American, from December 2020 to March 2022. Exploration Manager of Calibre, an exploration and mining company listed on the TSX, from November 2019 to December 2020.

Securities Held:	74,304 Shares 11,628 Warrants 141,108 RSUs

About the Meeting	Management information circular 2025	15

Director Qualifications and Experience

We endeavor to have a Board that represents a range of skills and depth of experience in areas that are relevant to and contribute to the Board’s oversight of our operations. Our Corporate Governance and Nominating Committee has identified certain skills, competencies and experiences that it expects the Board to possess as a whole. These include the key experience, qualifications and skills listed in the following table (skills matrix). We believe that our Board, as a whole, possesses the skills, knowledge and experience necessary for effective leadership and management oversight with an understanding of our business and oversight of strategy.

Director Qualifications and Experience	David Garofalo	Warren Gilman	Ken Robertson	Alan Hair	Karri Howlett	Angela Johnson

Mining and Royalty Industry

knowledge of and experience in the mining and royalty industries, such as relevant senior-level expertise in production, mine operations, mine development, exploration, project development or other relevant technical expertise

	✓	✓	✓	✓	✓	✓

Corporate Strategy and Development experience in strategic planning and identifying and evaluating corporate development opportunities, including mergers and acquisitions	✓	✓	✓	✓	✓	✓

Senior Leadership

experience in a senior level leadership role at other organizations demonstrating strong ability to motivate and manage others, identify and develop leadership qualities in others and manage organizations

	✓	✓	✓	✓	✓	✓

Public Company

experience as a director at a publicly traded company, offering advice and perspective with respect to Board dynamics and operations, oversight and leadership, the relationship between the Board and management and other matters

	✓	✓	✓	✓	✓	✓

International Business experience as a senior officer or director of an organization with operations in international jurisdictions	✓	✓	✓	✓	✓	✓

Capital Markets

extensive experience supplying or seeking capital and with financial instruments, including equities and debt securities, enhancing awareness of investor expectations and perspectives and providing critical advice on capital raising, capital structure and financing transactions

	✓	✓	✓	✓	✓	✓

Accounting and Financial Reporting

knowledge of, and past experience with, complex accounting, financial reporting and/or capital management issues, including overseeing financial reporting and internal controls for publicly traded companies

	✓	✓	✓	✓	✓	✓

Risk Management knowledge of and experience with the identification of material risks, risk assessment, internal risk mitigation and controls and risk reporting	✓	✓	✓	✓	✓	✓

Corporate Governance knowledge of and experience with standard governance practices, including governance policy design and administration	✓	✓	✓	✓	✓

Environmental, Health, Safety and Sustainability

knowledge and demonstrated understanding of the requirements and leading practices of workplace safety, health and the environment and sustainable development

	✓	✓		✓	✓	✓

About the Meeting	Management information circular 2025	16

Director Attendance

The following table sets out the attendance record of each Nominee at meetings of the Board, committees of the Board and independent directors for the year ended December 31, 2024:

Committee
Name	Board	Audit	Compensation	Corporate Governance and Nominating Committee	Environmental, Social and Governance	Independent Directors
David Garofalo	7/7	-	-	-	-	-
Warren Gilman	7/7	4/4	3/3	5/5	-	5/5
Alan Hair	7/7	4/4	-	5/5	2/2	5/5
Ken Robertson	7/7	4/4	3/3	5/5	-	5/5
Karri Howlett	7/7	-	3/3	5/5	2/2	5/5
Angela Johnson	7/7	-	-	5/5	2/2	5/5

Director Commitments

Our Board believes that each of its members should have sufficient time and attention to devote to Board duties and to otherwise fulfill the responsibilities required of directors. In assessing whether directors and nominees for director have sufficient time and attention to devote to Board duties, our Corporate Governance and Nominating Committee and our Board consider, among other things, whether directors may be “overboarded”, which refers to the situation where a director serves on an excessive number of boards.

The following directors of the Company are also directors of other reporting issuers as of the date hereof:

Director	Other Reporting Issuers	Exchange	Dates
David Garofalo	GoldMining Inc.	Toronto Stock Exchange and NYSE American	January of 2023 to Present
	Aris Mining Corporation (formerly Aris Gold Corporation and Aris Mining Holdings Corp.)	Toronto Stock Exchange and NYSE American	February of 2021 to Present
Warren Gilman	NexGen Energy Ltd.	New York Stock Exchange, Toronto Stock Exchange and Australian Stock Exchange	July of 2017 to Present
	Queen’s Road Capital Investment Ltd.	Toronto Stock Exchange	May of 2019 to Present
Ken Robertson	Silvercorp Metals Inc.	Toronto Stock Exchange and NYSE American	September of 2022 to Present
	Uranium Royalty Corp.	Toronto Stock Exchange and Nasdaq	October of 2024 to Present
Alan Hair	Bear Creek Mining Corporation	TSX Venture Exchange	September of 2019 to Present
Karri Howlett	NexGen Energy Ltd.	New York Stock Exchange, Toronto Stock Exchange and Australian Stock Exchange	August of 2018 to Present
Angela Johnson	Endeavour Silver Corp.	Toronto Stock Exchange and NYSE	May of 2024 to Present

Our Corporate Governance and Nominating Committee and the Board have considered the number of outside directorships held by each of the proposed nominees for election as directors at the Meeting.

About the Meeting	Management information circular 2025	17

With respect to specific Nominees, the Company’s Corporate Governance and Nominating Committee and the Board specifically considered:

●	in the case of Mr. Gilman, he is the Chief Executive Officer of QRC and, as part of such role, serves as a director of certain of its publicly traded investees from time to time, including currently NexGen Energy Ltd. and the Company. QRC has an investment interest in the Company, owning $30 million in principal in the Company’s outstanding convertible debentures. After considering the foregoing and, among other things, Mr. Gilman’s time commitments of such outside directorships, his 100% Board and committee meetings attendance record in 2024 (and 100% Board meeting and 92% committee meeting attendance record in 2023 (12 of 13 meetings)) and his considerable experience in the areas of capital markets, finance and mining, the Corporate Governance and Nominating Committee and the Board determined that he should be nominated for election at the Meeting. In coming to such determination, the Corporate Governance Committee and the Board also considered the fact that since the Company’s last annual general meeting, Mr. Gilman has reduced his outside directorships by resigning from another public company directorship in April 2024;

●	in the case of Ms. Johnson, she is the Vice President, Corporate Development and Sustainability of Faraday Copper and serves as a director of Endeavour Silver Corp. In such regard, the Corporate Governance and Nominating Committee and Board considered, among other things, the nature of her role as Vice President, Corporate Development and Sustainability of Faraday Copper, including that such role is not an officer or “C-Suite” role, her related time commitments, her record of attending 100% of the Company’s Board and committee meetings and her valuable experience in exploration and development, ESG and sustainability and determined that she should be nominated for election at the Meeting; and

●	in the case of Mr. Garofalo, he is a director of GoldMining Inc., which owns approximately 14.76% of the outstanding Shares, and the Company holds royalties over a significant majority of the properties owned and operated by GoldMining Inc. After considering, among other things, the foregoing, the time commitments of such outside directorships, his position as an executive of the Company, Mr. Garofalo’s Board meeting attendance record for 2024 and his considerable experience and track record in the mining sector, the Corporate Governance and Nominating Committee and the Board determined that he should be nominated for election at the Meeting.

In addition, as part of its ongoing shareholder engagement, the Company and members of its Board have had numerous discussions with shareholders since the Company’s annual meeting held in 2024, including holding quarterly investor calls and an annual Investor Day, open to all shareholders to attend and engage with the Company. As part of its review of the existing commitments of directors, the Corporate Governance and Nominating Committee and Board, also considered the feedback from the ongoing shareholder engagement, including that the level of existing director commitments was not raised as a material point of concern amongst shareholders. See the section on page 55 titled “Shareholder Engagement”.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Except as disclosed below, none of our Nominees are, as at the date of this Information Circular, or have been within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that: (a) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued while the Nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, that was issued after the Nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

About the Meeting	Management information circular 2025	18

Except as disclosed below, none of our Nominees: (a) is, as at the date of this Information Circular, or has been within the ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; (b) has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee; (c) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (d) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Mr. Garofalo was a director of Great Panther from April 2020 to December 2021. Mr. Hair was a director of Great Panther from April 2020 to December 2022, a chairman of the board of directors of Great Panther from December 2021 to December 2022, and the interim Chief Executive Officer of Great Panther from February 2022 to October 2022. On September 6, 2022, Great Panther filed a Notice of Intention to Make a Proposal under the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and on October 4, 2022 was granted an order to convert its proceedings under such legislation into proceedings under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”). On November 18, 2022, the British Columbia Securities Commission issued a cease trade order in respect of Great Panther’s securities as a result of its inability to file its quarterly continuous disclosure documents in accordance with Canadian securities laws. On December 16, 2022, Great Panther made a voluntary assignment into bankruptcy under the BIA following the Supreme Court of British Columbia granting an order terminating of its proceedings under the CCAA. Alvarez & Marsal Canada Inc. was appointed licensed insolvency trustee of Great Panther’s estate.

Mr. Robertson was a director of Avcorp from 2017 to November 2022. On April 9, 2018, Avcorp received a cease trade order, issued by the British Columbia Securities Commission, for not filing its annual financial statements for the fiscal year ended December 31, 2017. The annual financial filings were filed on SEDAR+ on July 10, 2018. On September 12, 2018, the cease trade order was revoked.

Indebtedness of Directors and Executive Officers

None of the Company’s or the Company’s subsidiaries’ directors, executive officers, employees, former directors, former executive officers, former employees, Nominees or associates of any of them, is or has been indebted to the Company or its subsidiaries, or to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiaries at any time since the beginning of the most recently completed financial year, and none of the foregoing persons, is indebted to the Company or its subsidiaries as of the date of this Information Circular.

Appointment of Auditor

Management of the Company will recommend at the Meeting that Shareholders appoint PwC, Chartered Professional Accountants as auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration. PwC was first appointed as auditor of the Company on October 7, 2020.

About the Meeting	Management information circular 2025	19

Compensation

The following information is presented in accordance with Canadian National Instrument 51-102 – Continuous Disclosure Obligations and Form 51-102F6 – Statement of Executive Compensation, and sets forth the total compensation for services in all capacities to the Company and its subsidiaries in respect of the individuals comprised of the Chief Executive Officer, the Chief Financial Officer and the other executive officers of the Company, including its subsidiaries, whose individual total compensation for the most recently completed financial year exceeded C$150,000, and any individual who would have satisfied these criteria but for the fact that the individual was not serving as an executive officer of the Company or its subsidiaries at the end of the most recently completed financial year (together, the “Named Executive Officers” or “NEOs”).

Compensation Discussion and Analysis

This compensation discussion and analysis provides information on our executive compensation programs. It discusses key objectives, policies, elements and designs of our executive compensation program and the considerations and reasons driving the Compensation Committee’s decisions on compensation for our NEOs (as defined hereinafter) for fiscal 2024.

Compensation Philosophy and Objectives

The objective of the executive compensation philosophy at Gold Royalty is to attract, motivate, retain and reward a knowledgeable and driven management team and to encourage them to attain and exceed performance expectations. The Company’s compensation program is based on a pay-for-performance philosophy in which assessment of performance is based on the Company’s performance as well as individual contributions. The compensation program is designed to reward NEOs based on corporate and individual performance and is also designed to incent such NEOs to drive the organization’s short and long-term growth in a sustainable and prudent manner.

The following key principles guide the Company’s overall compensation philosophy:

●	attract, retain, motivate and engage high caliber talent whose expertise, skills and performance are critical to the Company’s success;

●	align employee interests with the business and strategic objectives of Gold Royalty;

●	focus employees on the key business factors that will drive shareholder value;

●	align compensation with Gold Royalty’s corporate strategy and financial interests as well as the long-term interests of our Shareholders; and

●	compensation should be fair and reasonable to Shareholders and be set with reference to the local market and similar positions in comparable companies.

When determining individual compensation levels for the Company’s NEOs, the Compensation Committee considers a variety of factors including the overall financial and operating performance of the Company, each NEO’s individual performance and contributions towards meeting corporate objectives and each NEO’s level of responsibility and length of service. At the end of each year, the Compensation Committee reviews actual performance against corporate objectives.

For further information, see the section on page 26 titled “Short-Term Incentives Program”.

Long-term equity incentives are intended to assist Gold Royalty in attracting critical talent to drive shareholder value over the long run. Options are granted according to the specific level of responsibility of the particular employee, and the number of Options for each level of responsibility is determined by the Compensation Committee. Consideration is made to historical grants made to the employee and the number of Options outstanding when determining whether future grants should be made. Option awards seek to align the interests of management with the interests of our Shareholders through possible increases in the value of the Shares over time and longer-term vesting schedules. Option vesting schedules are reviewed and established by the Compensation Committee and the Board at the time of each respective grant.

For more information, see the section on page 42 titled “Long-Term Incentive Plan”.

Compensation	Management information circular 2025	20

Gold Royalty maintains a compensation peer group to provide competitive market context on pay levels, mix and design practices. The compensation peer group is reviewed annually by the Compensation Committee to ensure it continues to reflect our size, business and geography. This year, the Compensation Committee positioned base salary levels between the 25th and 50th percentile of the compensation peer group, to align with the Company’s compensation philosophy. Our objective is to generally target base salary between the 25th and 50th percentile of the compensation peer group, and incentive compensation between the 50th and 75th percentile of the compensation peer group.

For more information, see the section on page 24 titled “The Peer Group”.

Elements of Compensation

It is the compensation philosophy of the Company to provide a market-based mix of base salaries, short-term incentives in the form of bonuses, and long term equity incentives. We seek to accomplish our executive compensation objectives through an appropriate mix of fixed and at-risk, variable pay by providing a percentage of our NEOs’ total compensation opportunity in the form of equity compensation and by ensuring that a significant portion of our NEOs’ total pay is in the form of performance-based or at-risk compensation. Generally, senior executives with more ability to directly influence overall business performance have a greater proportion of variable, performance-based pay at risk, and overall compensation provided through long-term incentives and equity incentive programs.

For fiscal 2024, our compensation consisted primarily of the following components:

●	annual and short term compensation of: annual base salary and short-term incentives; and

●	long term compensation of: long-term equity incentives under our LTIP, as appropriate, and employee benefits, as appropriate.

Each element of compensation is discussed in more detail below.

Base Salary. Base salary is a fixed element of compensation of an NEO’s annual compensation and is used to determine other elements of compensation such as incentive award levels and benefits. They are determined by each NEO’s experience, expertise, performance and expected contribution to Gold Royalty with reference to relevant industry studies and market data. Salaries are generally targeted at the median of the compensation peer group, and as a result, salaries may be increased as required based on overall responsibilities, individual contribution and any increase in the employee’s role within Gold Royalty or based on changes in the overall marketplace.

Short-Term Incentive Program. The short-term incentives component of the Company’s compensation program (“STIP”) is a variable component of the compensation program intended to reward eligible employees for achieving annual corporate performance against stated objectives and an employee’s individual progress which aid in achieving long-term value for the Company. STIP opportunity levels will vary by employee level, role and responsibilities, but will also be reflective of market practice for organizations of similar size, scope and complexity. Performance measures and targets for STIPs are both quantitative and qualitative in nature with performance measured based on corporate and individual progress performance measures. To ensure a pay-for-performance culture and affordability to Gold Royalty, STIP payments will only be made if certain minimum performance levels and progress review results are achieved.

For more information, see the section on page 26 titled “Short-Term Incentives Program”.

Long Term Incentive Plan. LTIP compensation is a variable component of compensation program intended to reward NEOs for their success in achieving sustained, long-term profitability and increases in stock value which aid in driving and rewarding long-term shareholder value creation and retention of executives. Long-term compensation is awarded pursuant to the Company’s LTIP, and awards are generally based upon the long-term financial and operating expectations of the Board and management and the contribution an executive officer is expected to make in the future. Typically, the Compensation Committee will grant awards at the beginning of each year for the applicable year. LTIP awards are generally granted in the form of Options and RSUs.

For more information, see the section on page 42 titled “Long-Term Incentive Plan”.

Employee Benefits. The primary purpose of providing benefits to employees is to attract and retain key talent and personnel required to operate and manage the Company in an effective and successful manner. Gold Royalty executives generally participate in the same broad-based health insurance and benefit plans made available to other employees in Canada. In general, benefits are not intended to make up a large portion of an executive’s total compensation package, as the philosophy of Gold Royalty is to reward executives primarily through a performance-driven total compensation package.

Compensation	Management information circular 2025	21

2024 Compensation Rationale

In reviewing the 2024 compensation results, and for benchmarking compensation for 2025, the Compensation Committee and the Board adjusted the Company’s compensation peer group to better reflect the Company’s share price and market capitalization to better reflect the then-current share price.

In determining and reviewing compensation outcomes for fiscal 2024 and short-term and long-term incentive awards, the Compensation Committee considered, among other things, the Company’s relative share price performance and market conditions. As a result, the Compensation Committee and the Board adopted the following measures to better reflect the then-current share price:

●	actual short-term incentive awards for NEOs were settled in cash;

●	in determining 2025 compensation for NEOs, a determination to leave base salaries unchanged for all NEOs;

●	a mix of RSUs and Options were granted as part of long-term incentive compensation to NEOs in 2024; and

●	attributed 0% to the share price performance measure for determining 2024 short-term incentive results, with an overall payout of 122.5% of target for 2024.

The Peer Group

The Compensation Committee believes that it is appropriate to establish compensation levels comparable to similar companies. Accordingly, the Company maintains a compensation peer group to provide competitive market context on pay levels, mix and design practices. The compensation peer group is reviewed each year by the Compensation Committee to ensure it continues to appropriately reflect our size, operation and geography.

The compensation peer group is developed based on companies that meet the following criteria:

●	companies of a similar size to Gold Royalty (0.25 to 4 times), primarily from a market capitalization perspective, but also considering other factors such as total revenue, total assets and royalty companies with a wider market capitalization range due to a limited number of good similar-sized organizations;

●	companies who belong to similar industry segments as Gold Royalty (i.e. mining, royalty and streaming related segments);

●	companies with a similar business strategy and scope of operations to Gold Royalty; and

●	a blend of publicly traded royalty and precious metal companies on major Canadian and American exchanges.

The approach used in selecting an appropriate compensation peer group ensures that NEOs are being benchmarked against positions that require similar skill sets and experiences.

As a result of the above listed parameters, the Compensation Committee utilized the following compensation peer group for the purposes of initially benchmarking and determining salaries and the components and design of short term incentive grants in respect of the 2024 fiscal year (the “Prior Peer Group”).

● Altius Minerals Corp. ● Aris Mining Corp. ● Calibre Mining Corp. ● Elemental Altus Royalties Corp.	● EMX Royalty Corp. ● Gold Resource Corp. ● Lithium Royalty Corp. ● Metalla Royalty & Streaming Ltd.	● Nova Royalty Corp. ● Orogen Royalties Inc. ● Perpetua Resources Corp. ● Vox Royalty Corp.

Compensation	Management information circular 2025	22

Subsequently, in 2024, the Company commissioned a peer group review from Global Governance Advisors (“GGA”) as part of a competitive compensation market update review of executive and director compensation in order to stay abreast of changes in the external market and to ensure that the Company continued to benchmark executive compensation with appropriate market comparators. As a result, the Compensation Committee utilized the following compensation peer group (the “Current Peer Group”):

● Altius Minerals Corp. ● Aris Mining Corp. ● Avino Silver & Gold Mines Ltd. ● Elemental Altus Royalties Corp. ● EMX Royalty Corp.	● Lithium Royalty Corp. ● Mako Mining Corp. ● Metalla Royalty & Streaming Ltd. ● Orogen Royalties Inc. ● Osisko Development Corp.	● Perpetua Resources Corp. ● Sailfish Royalty Corp. ● TRX Gold Corp. ● Uranium Royalty Corp. ● Vox Royalty Corp.

Compared to the Prior Peer Group, the following companies were removed form or added to the Current Peer Group:

Removed from the Prior Peer Group	Added to the Current Peer Group
● Nova Royalty Corp. (1)	● Avino Silver & Gold Mines Ltd.
● Calibre Mining Corp. (2)	● Mako Mining Corp.
● Gold Resource Corp. (3)	● Osisko Development Corp.
● Sailfish Royalty Corp.
● TRX Gold Corp.
● Uranium Royalty Corp.

Note:

(1)	Merged with Metalla Royalty & Streaming Ltd. in 2023.
(2)	The company’s market capitalization does not fit the peer group selection criteria range.
(3)	The company’s market capitalization does not fit the peer group selection criteria range.

The Current Peer Group was utilized in the evaluation of compensation results for fiscal 2024 and the benchmarks of total compensation and long-term incentives for fiscal 2024. The Current Peer Group was also utilized to benchmark and determine salaries, short-term incentives and other elements of the compensation mix for 2025.

Positioning Relative to Peer Group

Gold Royalty considers the compensation peer group’s compensation, size, structure, operational scope and geography when arriving at the appropriate NEO compensation levels and structure.

In arriving at a targeted total compensation package for fiscal 2024, the Compensation Committee generally recommended to the Board that NEOs receive (i) base salaries that are typically targeted between the 25th to 50th percentile of the compensation peer group, and (ii) long-term incentive and bonus compensation that are typically targeted between the 50th to 75th percentile of the compensation peer group, with the 75th percentile for cases of superior performance.

Our Chief Financial Officer was appointed in January 2023. In 2023, his base salary was C$280,000 per year, which was close to the 25th percentile of the compensation peer group. For 2024, after reviewing his overall compensation mix, the Compensation Committee approved a 10% market-based increase to the base salary of our Chief Financial Officer in order to better align his salary towards the 50th percentile of the compensation peer group.

Compensation	Management information circular 2025	23

Target Pay Mix

Our compensation programs include a mix of fixed and at-risk pay, awarded as a combination of cash and equity-based compensation. The majority of our NEO’s target compensation is variable at-risk pay that is dependent on performance relative to Board-approved goals and metrics, as well as Share price performance.

The Company places a greater emphasis on long-term, at-risk, share-based compensation with such compensation in fiscal 2024 comprising 67.2% of targeted total compensation for the Chairman, President and Chief Executive Officer and 61.5% of targeted total compensation for our other NEOs.

Short-Term Incentives

STIP awards are a variable, at-risk component of compensation and have the objective of motivating the executive officers to achieve corporate objectives over a one-year period. Our NEOs participate in the STIP, which rewards NEOs for performance based upon the achievement of pre-determined corporate-wide financial and strategic performance measures.

STIP performance measures, weightings and targets are determined on an annual basis based on the business strategy and operating plans of the Company. Performance objectives are typically a blend of quantitative and qualitative measures. The STIP focuses on the achievement of corporate performance.

STIP targets are expressed as a percentage of base salary, with actual payouts based on a performance multiplier dependent on corporate performance. The Compensation Committee has established target awards for each of the executive officers based on a percentage of their base salaries (each, a “Target Award”). The performance multiplier achieved can range between 0% and 150% of target. The Compensation Committee considers the breadth, scope and complexity of each executive officer’s role, internal equity and whether the executive officer’s incentive compensation is competitive relative to similarly situated executives in the Company’s compensation peer group to determine Target Awards.

Below is an illustrative STIP payment formula.

Compensation	Management information circular 2025	24

Target STIP Payments and Performance Weighting

The table below outlines NEO STIP targets for 2024 expressed as a percentage of base salary along with the corresponding corporate performance weightings. These weightings vary across the Company, with corporate performance having a higher weighting for more senior employees and executives.

	Annual Base Salary	STIP Opportunity (% of Base Salary)	Total Cash (C$’000s)	LTIP Opportunity (% of Base Salary)	Total Direct (C$’000s)	Total Direct Position Relative to
Named Executive Officer	(C$’000s)	Target	Target	Target	Target	Peer Group
David Garofalo Chairman, Chief Executive Officer and President	550	80	990	125	1,677	50th-75th percentile
Andrew Gubbels Chief Financial Officer	280	60	448	100	728	50th-75th percentile
John Griffith Chief Development Officer	320	60	512	100	832	50th-75th percentile
Samuel Mah Vice President, Evaluations	280	60	448	100	728	25th-50th percentile

Compensation	Management information circular 2025	25

Corporate Performance Scorecard

The Board, upon recommendation from the Compensation Committee, adopts a performance scorecard that sets out key performance criteria to guide and motivate executives to execute on our strategy. At the end of the year, the Compensation Committee assesses actual performance against each criterion and recommends to the Board an aggregate corporate performance score between 0% to 150% of target. The Board may, in its sole discretion, exercise its informed judgment in making final executive compensation decisions and adjust the calculated performance score, as appropriate, to better reflect performance.

The performance criteria are selected to align with our strategic direction and is based on six key performance categories critical to Gold Royalty’s success in delivering shareholder value, which are assessed against specific and measurable key performance indicators.

The Compensation Committee selected key performance indicators within a balanced scorecard and, subsequent to the financial year ended December 31, 2024, evaluated corporate performance achieved against the scorecard. Upon this review, the Compensation Committee and Board determined to award each of the executive officers a payout equivalent to 122.5% of their Target Award. The payout opportunity for each of the executive officers was capped at 122.5% of their Target Award.

The scorecard for the financial year ended December 31, 2024, is set forth below.

		Performance Criteria
Performance Measure	Weight	Threshold (50% of Target Award)	Target (100% of Target Award)	Breakthrough (150% of Target Award)	Result	Payout
Asset Portfolio Growth	25%	Acquisition of assets and companies that increase various per Share metrics, including attributable gold equivalent ounce production, cash flow, total assets and organic growth from existing assets			Breakthrough	150%
Financial Performance	15%	Maintain low recurring operating costs Strive to improve financial performance based on various per Share metrics, including revenue, EBITDA, net income, adjusted net income and operating cash flow Performance relative to budget			Breakthrough	150%
Share Price Performance	15%	Demonstrate superior total returns relative to comparator group.			Not met	0%
Increase Market Profile	15%	Improve trading liquidity over time through marketing efforts, increase scale, and Share issuance for accretive transactions			Breakthrough	150%
Debt or Equity Financings	20%	Maintain strong balance sheet liquidity to fund corporate initiatives Access capital markets at best available valuations as needed to minimize dilution of shareholders Diversity funding sources to optimize capital structure			Breakthrough	150%
ESG & Organizational Development	10%	Maintain number of independent directors and increase gender diversity Maintain and identify areas for improvement in Environmental, Social and Governance (“ESG”) reporting and social initiatives, including incorporating ESG terms into new royalties where applicable			Target	100%
Total Corporate Weight:	100%	Weighted Average Payout:		122.5%

Compensation	Management information circular 2025	26

Actual STIP Payments and Performance Weighting

The STIP awards paid to our NEOs for the financial year ended December 31, 2024, were as follows:

	Base Salary	2024 STIP Target		Performance	2024
Named Executive Officer	(C$’000s)	% of Base Salary	C$’000s	Corporate	STIP Payout (C$’000s)	% of Base Salary
David Garofalo Chairman, Chief Executive Officer and President	550	80%	440	122.5%	539	101.6%
Andrew Gubbels Chief Financial Officer	320	60%	192	122.5%	235.2	73.5%
John Griffith Chief Development Officer	320	60%	192	122.5%	235.2	73.5%
Samuel Mah Vice President, Evaluations	280	60%	168	122.5%	205.8	73.5%

The Compensation Committee selected the following key performance indicators on the belief that these performance indicators were aligned with our corporate strategy and could be impacted by our executives.

Asset Portfolio Growth: The Compensation Committee selected this metric based on the belief that the acquisition of assets and companies that increase various per share metrics, including attributable gold equivalent ounce production, attributable reserves and resources, cash flow, total assets and organic growth from existing assets is an important objective of our strategy and measure of growth and performance. The result was a target breakthrough payout of 150%. As of December 31, 2024, successful acquisition through bilateral negotiation of the Vares stream, which significantly enhanced near-term revenue and cash flow and provides commodity and jurisdictional diversification complement portfolio, and strong organic growth from advanced exploration- and development- stage assets such as Canadian Malartic, Cote, REN and Whistler.

Financial Performance: The Compensation Committee selected this metric based on the belief that maintaining low general and administrative costs is a good measurement of administrative cost control, which ultimately works to the benefit of shareholders. The Company achieved a significant increase in revenue and revenue per share growth greater than 200% compared to 2023 and Total Revenue, Land Agreement Proceeds and Interest and Total Revenue, Land Agreement Proceeds and Interest per share growth greater than 100% compared to 2023, resulting in a breakthrough payout of 150%.

Share Price Performance: The Compensation Committee selected this metric based on the belief that demonstrating superior returns aligns with shareholder interests and is a strong indicator of long-term performance. This target was not met for the applicable year.

Increase Market Profile: The Compensation Committee selected this metric based on the belief that improving trading liquidity over time and broadening equity research coverage is important to our shareholders. The result was a breakthrough payout of 150%. For the year ended December 31, 2024, based on near doubling of average daily volume in 2024 relative to 2023, increased ownership through equity raise, now at approximately 15% institutional relative to approximately 8% in previous years, the appointment of a VP Capital Markets indicating a strong validation of the share value proposition and increased market capitalization by 23% from $214 million to $246 million from 2023 to 2024.

Debt or Financing: The Compensation Committee selected this metric based on the belief that securing financing was significant for implementing the Company’s growth and acquisition strategy. The result was a breakthrough payout of 150%. During the year ended December 31, 2024, the Company: (a) raised capital for acquisitions through completion of its $35 million public offering by way of prospectus supplement and expanding its existing credit facility by $15 million in a challenging market; and (b) entered into a strategic alliance for the evaluation of new opportunities that enable it to compete for larger royalties.

ESG & Organizational Development: The Compensation Committee selected this metric to support the Company’s commitment to strong leadership and to adopt best practice governance structures. The result was a target payout of 100%. During the year ended December 31, 2024: (a) the Company hired Ms. Jackie Przbylowski as VP Capital Markets; (b) the Company completed a reorganization of its subsidiary corporate structure, which supported cost reduction initiatives; and (c) the Company’s 2024 Sustainability Report indicates that it had one of the lowest capital intensity portfolios in the royalty and streaming sector.

Compensation	Management information circular 2025	27

Anticipated Changes to Compensation Policies and Practices for 2024

The target total direct compensation of the NEOs for fiscal 2025 is set forth below:

		STIP Target
Named Executive Officer	Annual Base Salary (C$’000s)	Opportunity (% of Base Salary)	Total Cash (C$’000s)	Target LTIP Grant (% of Base Salary)	Total Target Direct Compensation (C$’000s)	Total Direct Position Relative to Peer Group
David Garofalo Chairman, Chief Executive Officer and President	550	80	990	125	1,677	25th-50th percentile
Andrew Gubbels Chief Financial Officer	320	60	512	100	832	25th-50th percentile
John Griffith Chief Development Officer	320	60	512	100	832	20th-50th percentile
Samuel Mah Vice President, Evaluations	280	60	448	100	728	50th-75th percentile

For 2025, annual base salaries for all NEOs and the corporate performance scorecard will remain unchanged from 2024.

Compensation Consultants

The Company retained GGA as independent compensation consultants for the financial years ended September 30, 2022 and December 31, 2023 and 2024, to assist in determining compensation for the Company’s directors and NEOs. GGA’s mandate included providing advice on the competitiveness and appropriateness of Gold Royalty’s compensation program for its NEOs and members of the Board, as required. In 2024, GGA reviewed the following for Gold Royalty:

●	proxy materials for the 2024 annual general meeting;

●	compensation peer group;

●	NEO compensation market competitiveness in terms of structure and pay levels for fiscal 2024; and

●	non-executive director compensation.

The Compensation Committee will agree annually and on an as-needed basis, with input from management and GGA, on the work to be undertaken by the consultant for the Compensation Committee and the fees for such work. GGA reports directly to the Chair of the Compensation Committee.

Compensation Consulting Fees

Global Governance Advisors	2024 Fees (C$)	2023 Fees (C$)	Transition period ended December 31, 2022 Fee (C$)	2022 Fees (C$)
Executive compensation-related fees	48,919	77,201	19,572	38,351
All Other fees	Nil	Nil	Nil	Nil

Compensation	Management information circular 2025	28

Executive Compensation Clawback Policy

The Board has amended its existing Clawback Policy to align with the new listing standards adopted by New York Stock Exchange LLC, as required by Rule 10D-1 under the Exchange Act. Pursuant to the Clawback Policy, incentive compensation paid by the Company to an executive may be clawed back if such compensation was predicated upon the achievement of financial results based on financial statements that were required to be restated due to material noncompliance of the Company with any financial reporting requirement and that noncompliance resulted in overpayment of the incentive compensation. The clawback period is limited to the three-year period preceding the date on which the Company is required to prepare the accounting restatement and applies without regard to any fault or misconduct.

Compensation Risk Management

The Company has taken steps to ensure its executive compensation program does not incent inappropriate risks. Some of the risk management initiatives currently employed by the Company are as follows:

●	appointing a Compensation Committee comprised of all independent directors to oversee the executive compensation program;

●	use of discretion in adjusting any bonus payments up or down as the Compensation Committee deems appropriate and recommends;

●	established a capped bonus plan design; and

●	adoption of the Clawback Policy which allows certain incentive compensation paid by the Company to an executive to be clawed back if such compensation was based on the achievement of financial results that were a result of erroneous data or material noncompliance of the Company with any financial reporting requirements.

All of Gold Royalty’s executives, employees and directors are subject to Gold Royalty’s Insider Trading Policy, which prohibits trading in Gold Royalty’s securities while in possession of undisclosed material information about Gold Royalty. Under this policy, such individuals are also prohibited from active trading or short-term speculation involving Gold Royalty’s securities, including short sales, puts and calls. Furthermore, Gold Royalty permits executives to trade in its securities only during prescribed trading windows.

Compensation	Management information circular 2025	29

Summary Compensation Table

The following table sets forth all compensation paid, payable, awarded, granted, given or otherwise provided, directly or indirectly, by the Company to each NEO, in any capacity, for the fiscal years ended December 31, 2024 and 2023, the year ended December 31, 2022, and the fiscal year ended September 30, 2022.

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year ended December 31(1)	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards(4) ($)	Annual Incentive Plans(5) ($)	Long-term Incentive Plans ($)	All Other Compensation(6) ($)	Total Compensation ($)
David Garofalo(6)	2024	401,750	245,536	289,117	380,103	-	54,063	1,370,569
Chairman, Chief Executive Officer	2023	407,944	538,403	-	-	-	71,850	1,018,197
and President	2022	345,504	379,806	409,641	170,832	-	9,072	1,314,855
Andrew Gubbels(7)	2024	233,745	114,286	134,571	165,863		45,706	694,089
Chief Financial Officer	2023	207,681	238,652	-	-	-	45,135	491,468
	2022	11,753	103,824	116,344	-	-	-	231,921
John Griffith(8)	2024	233,745	114,286	134,571	165,863		67,549	716,014
Chief Development Officer	2023	237,349	246,570	-	-	-	22,830	506,749
	2022	222,658	187,631	201,445	110,092	-	-	721,826
Samuel Mah(9)	2024	204,527	100,000	117,750	145,130		8,106	575,513
Vice President, Evaluations	2023	209,439	215,767	-	-	-	-	425,206
	2022	214,980	170,417	182,464	70,864	-	-	638,725

					Non-equity Incentive Plan Compensation
Name and Principal Position	Year ended September 30(1)	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards(4) ($)	Annual Incentive Plans(5) ($)	Long-term Incentive Plans ($)	All Other Compensation ($)	Total Compensation ($)
David Garofalo Chairman, Chief Executive Officer and President	2022	322,857	124,690	123,740	170,832	-	9,072	751,191
Andrew Gubbels Chief Financial Officer	2022	-	-	-	-	-	-	-
John Griffith Chief Development Officer	2022	209,397	68,871	68,352	110,092	-	-	456,712
Samuel Mah Vice President, Evaluations	2022	203,555	66,496	65,995	70,864	-	-	406,910

Notes:

(1)	Due to the Company’s change in financial year end, the Company had a three month “transition year” (as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations) from October 1, 2022 to December 31, 2022. Compensation paid, payable, awarded, granted or otherwise provided to each NEO in such transition year was as follows:

Name	Salary(2) ($)	Share-based Awards(3) ($)	Option-based Awards(4) ($)	Total Compensation ($)
David Garofalo	82,644	255,185	285,666	623,495
Andrew Gubbels	11,753	103,824	116,344	231,921
Josephine Man	53,260	107,671	120,499	281,430
John Griffith	53,260	118,797	132,964	305,021
Samuel Mah	51,423	103,957	116,344	271,724

(2)	Pursuant to their respective employment agreements, salary paid to Mr. Garofalo, Mr. Gubbels, Mr. Griffith and Mr. Mah are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7766 per Canadian dollar, being the weighted average exchange rate for the applicable period. Effective January 1, 2024, Mr. Garofalo’s salary was set at C$550,000 per year, Mr. Gubbels’ salary was set at C$280,000 per year, Mr. Griffith’s salary was set at C$320,000 per year and Mr. Mah’s salary was set at C$280,000 per year.
(3)	These amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $4.93, $4.12, $2.25, $2.45, $2.81, $2.27, $2.18, $2.43, $1.77, $1.53 and $1.24 of Shares on the NYSE American on the date of grant on January 4, 2022, March 31, 2022, June 30, 2022, September 30, 2022, December 5, 2022, December 30, 2022, March 29, 2023, April 13, 2023, June 30, 2023, December 19, 2023, and December 5, 2024, respectively. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(4)	These amounts represent the aggregate grant date fair value of Options, which was estimated using the Black-Scholes option pricing model. The following assumptions were used to value the Options granted on January 4, 2022: exercise price: $4.93; expected risk free interest rate: 1.00%; expected annual volatility: 47%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $1.57. The following assumptions were used to value the Options granted on December 5, 2022: exercise price: $2.59; expected risk free interest rate: 4.13%; expected annual volatility: 47%; expected life in years: 2.87; expected annual dividend yield: 1.54%; and Black-Scholes value: $0.92. The following assumptions were used to value the Options granted on December 5, 2024: exercise price: $1.24; expected risk free interest rate: 4.11%; expected annual volatility: 56%; expected life in years: 2.88; expected annual dividend yield: 0%; and Black-Scholes value: $0.50. The Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant.

Compensation	Management information circular 2025	30

(5)	Amounts in this column are paid as annual cash bonuses in respect of the financial year noted and were paid pursuant to our STIP. See “ – Short-Term Incentive Program” below for further information. The payments for the financial year ended September 30, 2022 were made on November 28, 2022 of the following financial year. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7231 for the financial year ended September 30, 2022, being the exchange rate as of September 30, 2022. The payments for the financial year ended December 31, 2024 were made on December 20, 2024. Amounts paid to each of the NEOs are in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based on the exchange rate of $0.7053 for the financial year ended December 31, 2024, being the exchange rate as of December 20, 2024.
(6)	These amounts represent the total contributions made by the Company to the Registered Retirement Savings Plan on behalf of the NEOs, as well as payments made in lieu of vacation for the year ended December 31, 2024.

Performance Graph

The Company listed its Shares on the NYSE American on March 9, 2021. The following graph compares the total cumulative return for a Shareholder who invested C$100 in Shares of the Company commencing from March 9, 2021, being the date the Company’s Shares commenced trading on the NYSE American, for the most recently completed financial year ended December 31, 2024 with, for the same period: (i) the cumulative total return of the Russell 2000 Index; (ii) the cumulative total return of the VanEck Junior Gold Miners ETF; and (iii) the cumulative total return of the Current Peer Group and Prior Peer Group. See the section on page 24 titled “The Peer Group”.

The compensation of our executive officers is generally linked to initiatives completed year-over-year and our financial performance. Trends in our returns to Shareholders are not generally determinative of total compensation to our NEOs.

Compensation	Management information circular 2025	31

Executive Compensation

Outstanding Share-based Awards and Option-based Awards for NEOs

The following table states the name of each NEO and Option-based and Share-based awards outstanding as of the financial year ended December 31, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
David Garofalo	600,000	5.00	March 7, 2026	Nil	-	-	-
	78,815	4.93	January 4, 2027	Nil	-	-	-
	310,756	2.59	December 5, 2027	Nil	-	-	-
	580,490	1.24	December 5, 2029	Nil	-	-	-
	-	-	-	Nil	470,801	569,669	-
Andrew Gubbels	126,562	2.59	December 5, 2027	Nil	-	-	-
	270,192	1.24	December 5, 2029	Nil	-	-	-
	-	-	-	Nil	208,271	252,008	-
John Griffith	275,000	5.00	March 7, 2026	Nil	-	-	-
	43,536	4.93	January 4, 2027	Nil	-	-	-
	144,642	2.59	December 5, 2027	Nil	-	-	-
	270,192	1.24	December 5, 2029	Nil	-	-	-
	-	-	-	Nil	218,112	263,916	-
Samuel Mah	100,000	4.85	March 7, 2026	Nil	-	-	-
	42,035	4.93	January 4, 2027	Nil	-	-	-
	126,562	2.59	December 5, 2027	Nil	-	-	-
	236,418	1.24	December 5, 2029	Nil	-	-	-
	-	-	-	Nil	191,283	231,452	-

Notes:

(1)	Options expiring on March 7, 2026 were granted on March 7, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on August 25, 2026 were granted on August 25, 2021, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on January 4, 2027 were granted on January 4, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2027 were granted on December 5, 2022, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. Options expiring on December 5, 2029 were granted on December 5, 2024, and vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2024, 1,134,694 Options held by Mr. Garofalo have vested, 194,110 Options held by Mr. Gubbels have vested, 530,726 Options held by Mr. Griffith have vested, and 327,702 Options held by Mr. Mah have vested.
(2)	The Share-based Awards consist of RSUs. One-third of RSUs granted on January 4, 2022 will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2022 will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 19, 2022 will vest on each of the first, second and third anniversaries of the date of grant. One-third of RSUs granted on December 5, 2024 will vest on each of the first, second and third anniversaries of the date of grant..
(3)	Each Option entitles the holder to one Share upon exercise.
(4)	The value shown is based on the closing price of the Shares on December 31, 2024, being $1.24 per Share.
(5)	Each RSU entitles the holder to receive, upon vesting, one Share or the cash equivalent of one Share.

Compensation	Management information circular 2025	32

Incentive Plan Awards - Value Vested or Earned During the Year for NEOs

The table below discloses the aggregate dollar value that would have been realized by a NEO if Options under Option-based awards had been exercised on the vesting date, as well as the aggregate dollar value realized by a NEO upon vesting of Share-based awards, including RSUs, for the year ended December 31, 2024.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year ($)	Non-equity Incentive Plan Compensation - Value Earned During the Year ($)
David Garofalo	-	188,868	380,103
Andrew Gubbels	-	76,968	165,863
John Griffith	-	87,926	165,863
Samuel Mah	-	77,538	145,130

Notes:

(1)	As of December 31, 2024, 600,000 and 275,000 Options at an exercise of $5.00 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 78,815 and 43,536 Options at an exercise of $4.93 per share held by Mr. Garofalo and Mr. Griffith have vested, respectively; 310,756, 126,562 and 144,642 Options at an exercise of $2.59 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; 145,123, 67,548 and 67,548 Options at an exercise price of $1.24 per share held by Mr. Garofalo, Mr. Gubbels and Mr. Griffith have vested, respectively; and 100,000, 42,035, 126,562 and 59,105 Options at an exercise price of $4.85, $4.93, $2.59 and $1.24 per share held by Mr. Mah have vested, respectively. All such vested Options were out-of-the-money.

Pension Plan Benefits

The Company does not presently provide any defined benefit or pension plan to its directors, executive officers, employees or consultants.

Termination and Change of Control Benefits

Other than as disclosed below, the Company has not entered into any other contract, agreement, plan or arrangement that provides for payments to an NEO at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in an NEO’s responsibilities.

Employment Agreements

The following is a summary description of material terms of compensation awarded to, earned by, paid or payable to our executive officers pursuant to agreements or arrangements effective as at the financial year ended December 31, 2024. Our employment agreements with members of our management include customary confidentiality and non-disclosure provisions. Such agreements include provisions limiting the ability of such individuals to solicit our employees and consultants and prohibiting the appropriation of corporate opportunities, but do not include provisions otherwise restraining such individuals’ ability to participate in competing businesses after they are no longer employed by us. These arrangements are on customary terms, including as to change of control and termination benefits, for similarly situated companies of our size in the royalty industry and commensurate with the position and responsibilities of our executive officers.

David Garofalo

On January 1, 2022, we entered into an agreement with Mr. Garofalo regarding his appointment as our Chairman, President and Chief Executive Officer. The agreement may be terminated by us for “just cause”, as such term is interpreted at common law and as set forth in the agreement, without notice or compensation in lieu thereof, except for Basic Termination Entitlements (as hereinafter defined) and any other additional minimum payments or entitlements required under applicable law. Mr. Garofalo may resign by providing one month’s prior written notice. The Company may terminate the agreement without “just cause” by providing written notice, the Basic Termination Entitlements and the Separation Package (as hereinafter defined), as more particularly set forth in the agreement. Mr. Garofalo may terminate the agreement for “good reason” by providing the Company with a written notice within 30 days of the event giving rise to the good reason and describing the nature of that event. If the Company does not cure the event within 60 days of receipt of the notice, the agreement will terminate at the end of that period.

Compensation	Management information circular 2025	33

Mr. Garofalo will be entitled to participate in the Company’s LTIP and the Company will grant him awards under the LTIP in such amount as may be determined by the Board. The agreement provides that Mr. Garofalo will, to the extent eligible, be entitled to participate at a level commensurate with his position in all of the Company’s employee benefit, welfare and retirement plans and programs, as well as equity plans, employee incentive plans and bonus plans, provided by the Company to its senior officers in accordance with the terms thereof as in effect from time to time.

Pursuant to the new executive agreement, effective January 1, 2023, Mr. Garofalo’s salary was set at C$550,000 and is subject to annual review by the Board. In addition, Mr. Garofalo is entitled to additional variable cash compensation, in an amount commensurate to his role and position and determined in accordance with any bonus, profit sharing or short term incentive compensation program which may be established by the Board.

Andrew Gubbels

On November 12, 2022, we entered into an agreement with Mr. Gubbels regarding his appointment as our Chief Financial Officer. The agreement may be terminated by us for “just cause”, as such term is interpreted at common law and as set forth in the agreement, without notice or compensation in lieu thereof, except for Basic Termination Entitlements and any other additional minimum payments or entitlements required under applicable law. Mr. Gubbels may resign by providing one month’s prior written notice. The Company may terminate the agreement without cause by providing written notice, the Basic Termination Entitlements and the Separation Package, as more particularly set forth in the agreement. Mr. Gubbels may terminate the agreement for “good reason” by providing the Company with a written notice within 30 days of the event giving rise to the good reason and describing the nature of that event. If the Company does not cure the event within 60 days of receipt of the notice, the agreement would terminate at the end of that period.

Mr. Gubbels will be entitled to participate in the Company’s LTIP and the Company could grant him awards under the LTIP in such amount as determined by the Board. The agreement provides that Mr. Gubbels will, to the extent eligible, be entitled to participate at a level commensurate with his position in all of the Company’s employee benefit, welfare and retirement plans and programs, as well as equity plans, employee incentive plans and bonus plans, provided by the Company to its senior officers in accordance with the terms thereof as in effect from time to time.

Pursuant to the executive agreement, effective January 1, 2023, Mr. Gubbels’ salary was set at C$280,000 per year and is subject to annual review by the Board. In addition, Mr. Gubbels is entitled to additional variable cash compensation, in an amount commensurate to his role and position and determined in accordance with any bonus, profit sharing or short term incentive compensation program which was established by the Board. In connection with the recommendations of the Compensation Committee, on December 19, 2023, the Board approved an increase in Mr. Gubbels’ salary to C$320,000, effective January 1, 2024.

John Griffith

On January 1, 2022, we entered into an agreement with Mr. Griffith regarding his appointment as our Chief Development Officer effective September 8, 2020. The agreement may be terminated by us for “just cause”, as such term is interpreted at common law and as set forth in the agreement, without notice or compensation in lieu thereof, except for Basic Termination Entitlements and any other additional minimum payments or entitlements required under applicable law. Mr. Griffith may resign by providing one month’s prior written notice. The Company may terminate the agreement without cause by providing written notice, the Basic Termination entitlements and the Separation Package, as more particularly set forth in the agreement. Mr. Griffith may terminate the agreement for “good reason” by providing the Company with a written notice within 30 days of the event giving rise to the good reason and describing the nature of that event. If the Company does not cure the event within 60 days of receipt of the notice, the agreement will terminate at the end of that period.

Mr. Griffith will be entitled to participate in the Company’s LTIP and the Company will grant him awards under the LTIP in such amount as may be determined by the Board. The agreement provides that Mr. Griffith will, to the extent eligible, be entitled to participate at a level commensurate with his position in all of the Company’s employee benefit, welfare and retirement plans and programs, as well as equity plans, employee incentive plans and bonus plans, provided by the Company to its senior officers in accordance with the terms thereof as in effect from time to time.

Compensation	Management information circular 2025	34

Pursuant to the new employment agreement, effective January 1, 2023, Mr. Griffith’s salary was set at C$320,000 per year and is subject to annual review by the Board. In addition, Mr. Griffith is entitled to additional variable cash compensation, in an amount commensurate to his role and position and determined in accordance with any bonus, profit sharing or short term incentive compensation program which may be established by the Board.

Samuel Mah

On January 1, 2022, we entered into an agreement with Mr. Mah regarding his appointment as our Vice President, Evaluations. The agreement may be terminated by us for “just cause”, as such term is interpreted at common law and as set forth in the agreement, without notice or compensation in lieu thereof, except for Basic Termination Entitlements and any other additional minimum payments or entitlements required under applicable law. Mr. Mah may resign by providing one month’s prior written notice. The Company may terminate the agreement without cause by providing written notice, the Basic Termination Entitlements and the Separation Package, as more particularly set forth in the agreement. Mr. Mah may terminate the agreement for “good reason” by providing the Company with a written notice within 30 days of the event giving rise to the good reason and describing the nature of that event. If the Company does not cure the event within 60 days of receipt of the notice, the agreement will terminate at the end of that period.

Mr. Mah will be entitled to participate in the Company’s LTIP and the Company will grant him awards under the LTIP in such amount as may be determined by the Board. The agreement provides that Mr. Mah will, to the extent eligible, be entitled to participate at a level commensurate with his position in all of the Company’s employee benefit, welfare and retirement plans and programs, as well as equity plans, employee incentive plans and bonus plans, provided by the Company to its senior officers in accordance with the terms thereof as in effect from time to time.

Pursuant to the new executive agreement, effective January 1, 2022, Mr. Mah’s salary was set at C$280,000 per year and is subject to annual review by the Board. In addition, Mr. Mah is entitled to additional variable cash compensation, in an amount commensurate to his role and position and determined in accordance with any bonus, profit sharing or short term incentive compensation program which may be established by the Board.

Termination and Change of Control

Termination

If an NEO’s employment is terminated for any reason under the applicable employment agreement, the NEO is entitled to the following “Basic Termination Entitlements”: (a) accrued and unpaid Base Salary; (b) any earned but unpaid bonus, provided termination is not for “just cause”; and (c) reimbursement for any unreimbursed business expenses.

In the event of a termination of an NEO’s employment by the Company without “just cause” or by the NEO for “good reason”, the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “Separation Package” consisting of:

●	two times the NEO’s then-current Base Salary and two times the highest of (a) the NEO’s “target” annual bonus, if any, for the fiscal year in which such termination occurs, under an applicable short-term incentive compensation plan or other annual cash bonus plan of the Company; and (b) the average annual bonus actually received by the NEO in respect of the two immediately preceding fiscal years. This entitlement is payable in equal monthly instalments over a 24-month period; and

●	the continuation of health benefits, including medical, dental, vision, accident, disability and life insurance, until the earlier of (a) 24 months after the effective date of termination, or (b) the date the NEO becomes eligible for comparable benefits of a subsequent employer.

Compensation	Management information circular 2025	35

Change of Control

The employment agreements with members of our management have double trigger “change of control” provisions applicable to each of the NEOs. A “change of control” is defined under the employment agreements with members of our management in a customary manner, and includes:

●	direct and indirect acquisitions of more than 50% of the voting securities by third parties (and joint actors);

●	amalgamations, arrangements, mergers, reorganizations, consolidations or other similar transactions, where the Company’s shareholders immediately prior to the transactions do not continue to hold at least 50% of the total voting power of the Company’s securities;

●	a change of a majority of the Board at any single meeting of shareholders (or by consent resolution), where such change was not previously approved by the Board; and

●	sales, leases or other dispositions of all or substantially all of the assets of the Company.

If, within 18 months of a “change of control”, the Company terminates the NEO without “just cause” or the NEO terminates his or her employment for “good reason”, then the NEO is entitled to receive, in addition to the Basic Termination Entitlements, a “change of control” payment with generally the same terms as the Separation Package, except that the payment entitlement is payable as a single lump sum payment.

Additionally, notwithstanding the terms of the LTIP or any award agreement, in the event of a “change of control”, and immediately effective on the date of such “change of control”, all unvested options or equity awards will become fully and immediately exercisable.

Compensation	Management information circular 2025	36

Director Compensation

The objective of the director compensation philosophy at Gold Royalty is to attract, retain and reward committed and qualified directors and to align their compensation with the long-term interests of our shareholders. Compensation should thus be fair and reasonable, reflecting the time and effort required by a director, and it should also reflect the complexities, risks, skill sets and values associated with directors on the Board. The Board believes that the compensation for directors should be competitive with the compensation paid to directors of comparable companies.

In view of ensuring that the Company provides market competitive compensation opportunities to its non-executive directors, the Board introduced a new compensation mix for non-executive directors for fiscal 2023, which remained the compensation mix for non-executive directors for fiscal 2024. As Gold Royalty continues to grow, the Company’s objective is to move compensation towards the median levels relative to the market, and target non-executive director compensation to between the 25th percentile and 50th percentile of the Prior Peer Group.

Effective January 1, 2024, the elements of compensation for non-executive directors included:

●	annual cash compensation, comprised of:

o	Board remuneration, delivered in the form of a retainer;
o	committee remuneration for services as a chair of a committee of the Board, delivered in the form of additional retainers;

●	deferred compensation, comprised of:

o	equity grants, awarded in the form of Options and RSUs/DSUs; and

●	reasonable expenses.

Annual Cash Compensation

The annual cash compensation component of total director compensation consists of a fixed Board retainer and committee chair retainers. The annual fixed Board retainer paid to independent Board members forms the competitive foundation of the Company’s director compensation program. The retainers compensate directors for their role on the Board, and are meant to reflect the typical schedule and workload of a director at Gold Royalty. The Lead Director is compensated at a premium to account for additional responsibilities associated with the role. Committee retainers are paid to committee chairs and serve as additional compensation for the time and expertise required to serve on different committee and in such positions. Directors who are employees receive no additional compensation for their service as directors. The Company’s independent and non-executive directors are reimbursed for travel and other expenses directly related to their activities as directors.

The Company’s independent and non-executive directors receive an annual cash retainer for service on the Board and as Chair of the Board Committees, effective January 1, 2024, as set forth below.

Board Position	Annual Cash Component (C$)
Independent Lead Director	C$70,000
Board Member	C$40,000
Chair of the Audit Committee	C$15,000
Chair of the Compensation Committee	C$10,000
Chair of the Corporate Governance and Nominating Committee	C$10,000
Chair of the Environmental, Social and Governance Committee	C$10,000

The amounts of the cash portion of the Board retainer has not changed to date in 2025.

Compensation	Management information circular 2025	37

Deferred Compensation

The deferred compensation component of total director compensation consists of equity-based compensation. Equity-based compensation will generally be awarded to a director in the form of Options, RSUs, or DSUs. The inclusion of equity grants as part of the director compensation mix is to attract, retain and motivate high quality performance of directors whose judgment, initiative and effort is largely depended on by the Company for successful conduct of its business. Further, equity-based compensation is intended to encourage and enable directors to acquire and retain equity-based awards in Gold Royalty to further align their efforts with shareholder interests and to build their share ownership in the Company.

The Company’s independent and non-executive directors receive deferred compensation, in the form of an equity component, annually. The amount of this equity component was C$175,000 for the Lead Director and C$150,000 for the other independent and non-executive directors, effective January 1, 2024. Such annual equity component amounts have not changed to date in 2025.

In the financial year ended December 31, 2024, equity compensation was awarded to the Company’s independent and non-executive directors in the form of RSUs, priced at the then-current market price of the Shares. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant. For more information, see the section on page 24 titled “2024 Compensation Rationale”.

Total Compensation Paid

The following table sets forth information relating to compensation paid to the directors during the financial year ended December 31, 2024.

Name(1)	Fees Earned ($)(2)	Share-based Awards ($)(3)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Warren Gilman	58,084	124,999	-	-	-	183,083
Ken Robertson	40,013	107,146	-	-	-	147,156
Alan Hair	36,375	107,143	-	-	-	143,518
Karri Howlett	36,375	107,715	-	-	-	143,518
Angela Johnson	29,069	107,143	-	-	-	136,212
Glenn Mullan(4)	9,104	-	-	-	-	9,104

Notes:

(1)	Compensation paid to Mr. Garofalo is disclosed above in the “Summary Compensation Table” and is not reported in the “Director Compensation” table of this Information Circular.
(2)	Directors’ fees are paid in Canadian dollars. For the purposes hereof, such amounts have been converted from Canadian dollars to U.S. dollars based upon an exchange rate of $0.7275 per Canadian dollar, being the weighted average exchange rate for the applicable period.
(3)	For fiscal 2024, these amounts represent the aggregate grant date fair value of RSUs, which was calculated using the closing price of $1.24 of shares on the NYSE American on the date of grant on December 5, 2024. The RSUs vest as to one-third on each of the first, second and third anniversaries of the date of grant.
(4)	Mr. Mullan stepped down as a director on April 20, 2024.

The above table includes RSU grants made to non-employee directors in respect of the 2024 fiscal year in December 2023.

Mr. Gilman, Mr. Robertson, Mr. Hair, Ms. Howlett and Ms. Johnson served as independent directors of the Company in the financial year ended December 31, 2024.

Compensation	Management information circular 2025	38

Outstanding Share-based Awards and Option-based Awards for Directors

The following table states the name of each director and Option-based and Share-based awards outstanding as of the financial year ended December 31, 2024.

	Option-based Awards(1)				Share-based Awards(2)
Name and Principal Position	Number of Securities Underlying Unexercised Options(3) (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised in-the-money Options(4) ($)	Number of Shares or Units of Shares That Have Not Vested(5) (#)	Market or Payout Value of Share-based Awards That Have Not Vested(4) ($)	Market or Payout Value of Vested Share-based Awards Not Paid Out or Distributed ($)
Warren Gilman	250,000	5.00	07-Mar-26	-	-	-	-
	25,020	4.93	04-Jan-27	-	-	-	-
	-	-	-	-	163,080	197,327	-
Ken Robertson	100,000	5.00	07-Mar-26	-	-	-	-
	17,514	4.93	04-Jan-27	-	-	-	-
	-	-	-	-	139,355	168,620	-
Alan Hair	100,000	5.00	07-Mar-26	-	-	-	-
	17,514	4.93	04-Jan-27	-	-	-	-
	-	-	-	-	139,355	168,620	-
Karri Howlett	17,514	3.06	19-May-27	-	-	-	-
	-	-	-	-	142,231	172,100	-
Angela Johnson	-	-	-	-	158,112	191,316	-
Glenn Mullan(6)	-	-	-	-	-	-	-

Notes:

(1)	Options expiring on March 7, 2026, January 4, 2027, May 19, 2027 and December 5, 2027 were granted on March 7, 2021, January 4, 2022, May 19, 2022 and December 5, 2022, respectively. These Options vest as to 25% immediately and on each day which is 6, 12 and 18 months from the date of grant. As at December 31, 2024, 275,020 Options held by Mr. Gilman have vested, 117,514 Options held by Mr. Robertson have vested, 117,514 Options held by Mr. Hair have vested, 17,514 Options held by Ms. Howlett have vested; and 17,514 Options held by Mr. Mullan have vested, and forfeited following Mr. Mullan’s departure on April 20, 2024.
(2)	The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one Share or the cash equivalent of one Share.
(3)	Each Option entitles the holder to one Share upon exercise.
(4)	The value shown is based on the closing price of our common shares on December 31, 2024, being $1.24 per share.
(5)	Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(6)	Mr. Mullan stepped down as a director on April 20, 2024.

Compensation	Management information circular 2025	39

Incentive Plan Awards - Value Vested or Earned During the Year for Directors

The table below discloses the aggregate dollar value that would have been realized by a director if Options under Option-based Awards had been exercised on the vesting date, as well as the aggregate dollar value realized by a director upon vesting of Share-based Awards, including RSUs.

Name	Option-based Awards – Value Vested During the Year(1) ($)	Share-based Awards – Value Vested During the Year(2) ($)	Non-equity Incentive Plan Compensation – Value Earned During the Year ($)
Warren Gilman	-	49,592	-
Ken Robertson	-	41,897	-
Alan Hair	-	41,897	-
Karri Howlett	-	42,976	-
Angela Johnson	-	54,376	-
Glenn Mullan(3)	-	2,714	-

Notes:

(1)	As at of December 31, 2024, 250,000, 100,000 and 100,000 Options at an exercise of $5.00 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; 25,020 17,514 and 17,514 Options at an exercise price of $4.93 per share held by Mr. Gilman, Mr. Robertson and Mr. Hair have vested, respectively; 17,514 Options at an exercise price of $3.06 per share held by Ms. Howlett have vested; and 17,514 Options at an exercise price of $4.93 per share held by Mr. Mullan have vested, and forfeited following Mr. Mullan’s departure on April 20, 2024. All such vested Options were out-of-the-money. Value vested during the year is calculated by subtracting the exercise price of the Option from the market price of our common shares on the date the Option vested (being $5.00 for Options vesting pre-IPO, and being the closing price of our shares on the NYSE American on the vesting date for Options vesting post-IPO).
(2)	The Share-based Awards consist of RSUs. Each RSU entitles the holder to receive, upon vesting, one common share or the cash equivalent of one common share.
(3)	Mr. Mullan stepped down as a director on April 20, 2024.

Long-Term Incentive Plan

The maximum number of Shares that may be reserved for issuance under the LTIP is 10% of the number of issued and outstanding Shares on a non-diluted basis from time to time. The LTIP is available to directors, key employees, including officers, and consultants of Gold Royalty, as determined by the Board and the Compensation Committee.

Gold Royalty adopted the LTIP on March 7, 2021 (the “Effective Date”), which allows for a variety of equity based awards that provide different types of incentives to be granted to certain of Gold Royalty’s and its subsidiaries’ officers, directors, employees and consultants (in the case of Options, performance share units (“PSUs”) and RSUs) and to Non-Employee Directors (as defined in the LTIP) (in the case of deferred share units (“DSUs”)). Options, PSUs, RSUs and DSUs are collectively referred to herein as “Awards”. The following discussion is qualified in its entirety by the text of the LTIP. The aggregate number of Shares issuable under the LTIP in respect of awards will not exceed 10% of the aggregate number of Shares issued and outstanding from time to time.

The LTIP is intended to provide a means whereby Gold Royalty may attract and retain key employees, officers, directors and consultants and motivate them to exercise their best efforts on behalf of Gold Royalty and align their interests with those of its shareholders. The plan is administered by the Board, or if the Board by resolution so decides, the Compensation Committee.

Under the terms of the LTIP, the Board, or if the Board by resolution so decides, the Compensation Committee and/or any member of the Board, may grant Awards to eligible participants, as applicable. Participation in the LTIP is voluntary and, if an eligible participant agrees to participate, the grant of Awards will be evidenced by a grant agreement with each such participant. The interest of any participant in any Award is not assignable or transferable, whether voluntary, involuntary, by operation of law or otherwise, other than a transfer or assignment to a RRIF, RRSP or TFSA, of which the participant is and remains the annuitant, or to a corporation, of which the participant is and remains the sole shareholder, or a transfer or assignment in the event of the death of a participant.

The LTIP provides that appropriate adjustments, if any, will be made by the Board in connection with a reclassification, reorganization or other change of the Shares, share split or consolidation, distribution, merger or amalgamation, in the Shares issuable or amounts payable to preclude a dilution or enlargement of the benefits under the LTIP.

Compensation	Management information circular 2025	40

The maximum number of Shares reserved for issuance, in the aggregate, under the LTIP or pursuant to awards under any other established share compensation arrangement, shall not exceed 10% of the aggregate number of Shares issued and outstanding from time to time, provided that no more than 2,000,000 Shares may be issued in the aggregate pursuant to the exercise of Options granted under the LTIP.

The maximum number of Shares that may be: (a) issued to insiders of Gold Royalty within any one-year period, and (b) issuable to insiders of Gold Royalty at any time, in each case, under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 10% of the aggregate number of Shares issued and outstanding from time to time determined on a non-diluted basis. The maximum number of Shares issuable to any one individual under the LTIP alone, or when combined with all of Gold Royalty’s other security-based compensation arrangements, cannot exceed 5% of the aggregate number of Shares issued and outstanding on the applicable grant date.

For the purposes of calculating the maximum number of Shares reserved for issuance under the LTIP, any issuance from treasury by Gold Royalty that is issued in reliance upon an exemption under applicable stock exchange rules applicable to share compensation arrangements used as an inducement to person(s) or company(ies) not previously employed by and not previously an insider of Gold Royalty shall not be included. All of the Shares covered by the exercised, cancelled or terminated Awards will automatically become available Shares for the purposes of Awards that may be subsequently granted under the LTIP. As a result, the LTIP is considered an “evergreen” plan.

The aggregate equity value of DSUs that are eligible to be settled in Shares granted to a Non-Employee Director, within a one-year period, pursuant to all security-based compensation arrangements of the Company shall not exceed $150,000.

An Option entitles the participant to acquire Shares from treasury and shall be exercisable during a period established by the Board which shall commence on the date of the grant and shall terminate no later than ten years after the date of the granting of the Option or such shorter period as the Board may determine. The minimum exercise price of an Option will not be less than the closing price of the Shares on the applicable stock exchange on the last trading day before the date such Option is granted. The LTIP will provide that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a black-out period. In such cases, the extended exercise period shall terminate 10 business days after the last day of the black-out period. In order to facilitate the payment of the exercise price of Options, the LTIP has a cashless exercise feature pursuant to which a participant may elect to undertake either a broker assisted “cashless exercise” or a “net exercise” subject to the procedures set out in the LTIP, including the consent of the Board, where required. If a participant elects to exercise Options under the “net exercise” procedures, the participant can elect to receive cash or a number of Shares equal to (a) the number of Shares underlying Options multiplied by (b) the market value of the Shares at such date less the exercise price of such Options, (c) divided by the market value of the Shares at such date, subject to acceptance by the Board and provided that satisfactory arrangements have been made to pay any applicable withholding taxes.

All Options granted under the LTIP shall be Non-Qualified Stock Options (as defined in the LTIP) unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option (as defined in the LTIP). No Option shall be treated as an Incentive Stock Option unless the LTIP has been approved by the shareholders of Gold Royalty within 12 months following the Effective Date and in a manner intended to comply with applicable shareholder approval requirements.

RSUs, PSUs and DSUs are substantially like “phantom” shares, the implied value of which will rise and fall in value based on the fair market value of the Shares and are redeemable, at the discretion of Gold Royalty, for cash, Shares from treasury or a combination of Shares from treasury and cash. The fair market value of the Shares, on a particular date, is determined based on the closing price for the Shares on the applicable stock exchange for the trading day on which the Shares traded immediately preceding such date. The terms and conditions of grants of RSUs, PSUs and DSUs, including the quantity, type of award, grant date, vesting conditions, vesting periods, settlement date and other terms and conditions with respect to these Awards, will be set out in the participant’s grant agreement.

Compensation	Management information circular 2025	41

For each PSU awarded under the LTIP, the Board will establish (a) the applicable performance criteria and other vesting conditions, and (b) the period of time in which such performance criteria and other vesting conditions must be met, in order for a participant to be entitled to receive Shares in exchange for his or her PSUs. Subject to the provisions of any award agreement and the provisions of the LTIP, all vested RSUs and PSUs will be settled as soon as practicable following the date on which the Board determines that the performance criteria and/or other vesting conditions with respect to the RSU and/or PSU have been met, but in all cases RSUs and PSUs will be settled prior to (a) three years following the date of grant of the RSU or PSU, if settled by payment of cash equivalent or through purchases by Gold Royalty on the participant’s behalf on the open market, or (b) ten years following the date of grant of the RSU or PSU, if the RSU or PSU will be settled by the issuance of Shares from treasury.

Eligible Directors may receive all or a portion of their compensation in the form of a grant of DSUs in each fiscal year. The number of DSUs will be calculated as the amount of the Eligible Director’s compensation elected to be paid in DSUs divided by the market value (as defined in the LTIP). Each Eligible Director will be entitled to redeem his or her DSUs during the period commencing on the business day immediately following his or her termination date and ending on the date that is not later than the 90th day following such termination date, or such shorter redemption period as set out in the relevant DSU agreement.

The following table describes the impact of certain events upon the rights of holders of Awards under the LTIP, including termination for cause, resignation, retirement, termination other than for cause, and death or disability, subject to the terms of a participant’s employment agreement, award agreement and the change of control provisions described below:

Event	Provisions
Termination for cause	Immediate forfeiture and termination of all vested and unvested Awards.
Resignation, retirement and termination other than for cause

Options: Forfeiture and termination of all unvested Options and all vested Options shall expire on the earlier of 90 days after the effective date of such resignation, retirement and termination or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All vested RSUs, PSUs or DSUs granted shall be paid out in accordance with their terms and all unvested RSUs, PSUs or DSUs will terminate on the effective date of such resignation, retirement or termination or such longer period as the Board may determine in its sole discretion.

Death or disability

Options: All unexercised unvested Options will be deemed to have vested immediately on the effective date of such death or disability and all Options shall expire on the earlier of 12 months after the effective date of such death or disability, or the expiry date of such Option or such longer period as the Board may determine in its sole discretion.

RSUs, PSUs and DSUs: All unvested RSUs, PSUs or DSUs will be deemed to have vested immediately on the effective date of such death or disability and all RSUs, PSUs or DSUs shall be paid out in accordance with their terms.

Pursuant to the LTIP, when dividends (other than stock dividends) are paid on Shares, participants will receive additional DSUs, RSUs and/or PSUs (“Dividend Share Units”), as applicable, as of the dividend payment date. The number of Dividend Share Units to be granted to a participant will be determined by multiplying the aggregate number of DSUs, RSUs and/or PSUs, as applicable, held by the participant on the relevant record date by the amount of the dividend paid by Gold Royalty on each Share, and dividing the result by the market value (as defined in the LTIP) on the dividend payment date. Any Dividend Share Units granted to a participant will be subject to the same vesting conditions and settlement terms as applicable to the related DSUs, RSUs and/or PSUs in accordance with the applicable award agreement.

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In connection with a change of control of Gold Royalty, the Board will take such steps as are reasonably necessary or desirable to cause the conversion or exchange or replacement of outstanding Awards into, or for, rights or other securities of substantially equivalent (or greater) value in the continuing entity, provided that the Board may accelerate the vesting of Awards if: (a) the required steps to cause the conversion or exchange or replacement of Awards are impossible or impracticable to take or are not being taken by the parties required to take such steps (other than Gold Royalty); or (b) Gold Royalty has entered into an agreement which, if completed, would result in a change of control and the counterparty or counterparties to such agreement require that all outstanding Awards be exercised immediately before the effective time of such transaction or terminated on or after the effective time of such transaction.

The Board may, in its sole discretion, suspend or terminate the LTIP at any time, or from time to time, amend, revise or discontinue the terms and conditions of the LTIP or of any securities granted under the LTIP and any grant agreement relating thereto, subject to any required regulatory and applicable stock exchange approval, provided that such suspension, termination, amendment, or revision will not adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or as required by applicable laws.

The Board may amend the LTIP or any securities granted under the LTIP at any time without the consent of a participant provided that such amendment shall: (a) not materially adversely alter or impair any Award previously granted except as permitted by the terms of the LTIP or upon the consent of the applicable participant(s); and (b) be in compliance with applicable law and with prior approval if required, of the shareholders of Gold Royalty and of any other stock exchange upon which Gold Royalty has applied to lists its shares, provided however that shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

●	any amendment to the vesting provisions of the LTIP and any Award granted under the LTIP;

●	any amendment regarding the provisions governing the effect of termination of a participant’s employment, contract or office;

●	any amendment which accelerates the date on which any Award may be exercised under the LTIP;

●	any amendment necessary to comply with applicable law or the requirements of the applicable stock exchange upon which Gold Royalty has applied to list its shares or any other regulatory body;

●	any amendment of a “housekeeping” nature, including, without limitation, to clarify the meaning of an existing provision of the LTIP, correct or supplement any provision of the LTIP that is inconsistent with any other provision of the LTIP, correct any grammatical or typographical errors or amend the definitions in the LTIP; or

●	any amendment regarding the administration of the LTIP,

provided that the alteration, amendment or variance does not:

●	increase the maximum number of Shares issuable under the LTIP, other than an adjustment pursuant to a change in capitalization;

●	reduce the exercise price of Awards benefitting including cancellation and reissuance of an Award, except in the case of an adjustment pursuant to a change in capitalization;

●	extend the expiration date of an Award, except in the case of an extension due to black-out period;

●	remove or exceed the insider participation limits;

●	remove or exceed the Non-Employee Director participation limits;

●	amend the transfer provisions of the Awards; or

●	amend the amendment provisions of the LTIP.

As of the date hereof, the maximum number of Shares available for grant under the LTIP is 14,590,471 of which 9,674,994 are subject to existing Awards.

The above summary is qualified in its entirety by the full text of the LTIP, a copy of which is available under our profile on SEDAR+ at www.sedarplus.ca and on Gold Royalty’s website at www.goldroyalty.com.

Compensation	Management information circular 2025	43

Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth the securities authorized for issuance under equity compensation plans as of the financial year ended December 31, 2024.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Rights (a)	Weighted Average Exercise Price of Outstanding Options and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (1)
Equity Compensation Plans Approved by Securityholders	-	-	-
Equity Compensation Plans Not Approved by Securityholders(2)	12,563,237	$2.89	4,200,817
Total	12,563,237		4,200,817

Notes:

(1)	The LTIP was adopted by the Company prior to the Company’s IPO. The maximum number of Shares reserved for issuance under the LTIP is 10% of the outstanding Shares of the Company on a rolling basis
(2)	This figure represents an aggregate of 9,723,775 outstanding Options, including 7,784,711 Options granted under the LTIP and 1,939,064 Replacement Options issued to certain GZZ directors, officers and personnel in connection with the Arrangement completed on November 5, 2021, having a weighted average exercise price of $2.89 and a weighted average remaining term of 2.53 years, and 2,580,275 outstanding RSUs.

For further information on the LTIP, see the section on page 42 entitled “Long-Term Incentive Plan”.

Compensation	Management information circular 2025	44

Corporate Governance

See the section on page 4 titled “2024 Corporate Governance at a Glance” for a summary of Gold Royalty’s corporate governance practices in 2024.

The Company has reviewed its corporate governance practices against the requirements of the NYSE American and determined that its corporate governance practices do not differ significantly from those followed by U.S. companies under the NYSE American listing standards for corporate governance.

The following is a description of the Company’s corporate governance practices.

Board of Directors

The Board is currently comprised of six directors, of whom five are independent. Each of Warren Gilman, Alan Hair, Ken Robertson, Karri Howlett and Angela Johnson are considered “independent” as provided by National Instrument 52-110 – Audit Committees (“National Instrument 52-110”) and the NYSE American corporate governance standards (the “NYSE Governance Rules”). David Garofalo is not considered “independent”. Under the applicable NYSE Governance Rules and National Instrument 52-110, Mr. Garofalo is not considered an independent director by virtue of his position as its President and Chief Executive Officer.

Position Descriptions

We have written position descriptions for each of the President and Chief Executive Officer, Chief Financial Officer, Chief Development Officer and Lead Director. The descriptions are reviewed and approved by the Board and the Corporate Governance and Nominating Committee.

The Company does not maintain a separate written description of the roles of the Chairman or chairs of each of the committees of the Board. However, the Company has developed a mandate for the Lead Director and charters for each of the committees of the Board, all of which are available on the Company’s website at www.goldroyalty.com.

Board Chair

Mr. Garofalo was appointed Chair of the Board on August 1, 2020. The Chair’s primary responsibilities include chairing all Board meetings, ensuring that the Board functions effectively, scheduling meetings, setting agendas, scheduling committee meetings, and ensuring that the Board meetings are organized properly. The Chair also ensures that all business required to come before the Board is presented to its members in a timely and appropriate manner.

Independent Lead Director

The Board has appointed Mr. Gilman, an independent member of the Board, as Lead Director. The Lead Director’s primary responsibility is to ensure that the Board functions independently of management and to act as principal liaison between the independent directors and the non-independent directors and the Chief Executive Officer. The Board has developed a mandate for the Lead Director which provides that the Lead Director shall, among other things:

●	in consultation with the Chair of Board, review and make recommendations with respect to the agenda for Board meetings;

●	ensure that independent directors have the opportunity to meet separately without non-independent directors and members of management of the Company;

●	request in camera sessions of the independent directors; and

Corporate Governance	Management information circular 2025	45

●	provide leadership for the independent directors and ensure that the Board understands its responsibilities and can work cohesively.

The mandate of the Lead Director sets out the full description of the responsibilities of the Lead Director of the Board and is available at www.goldroyalty.com.

Board Mandate

The Board has the primary responsibility of supervising the management of the business and affairs of the Company and fostering the short and long-term success of the Company. In discharging its mandate, the Board is responsible for, among other things, the following:

●	the strategic planning process of the Company;

●	identifying principal risks of the Company’s business, and the implementation of risk management procedures and systems;

●	developing the Company’s approach to corporate governance issues and principles practices;

●	appointing, training and evaluating senior management and members of the Board;

●	providing newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities;

●	reviewing and monitoring, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting;

●	ensuring the Company’s compliance with applicable laws and regulations, and timely disclosure of corporate information and regulatory reporting; and

●	reviewing recommendations of the Company’s Compensation Committee with respect to the compensation of senior management.

A copy of the Board’s written mandate is available on the Company’s website at www.goldroyalty.com and is attached hereto as Schedule “A”.

Building an effective Board

Independence of the Board

At the Meeting, six directors are being nominated for election, of which five are independent of the Company. Of the directors standing for election at the Meeting, Mr. Garofalo is not considered “independent”, and Mr. Gilman, Hair, Robertson and Ms. Howlett and Johnson are considered “independent”. If all Nominees are elected at the Meeting, the Board will be comprised of 83.33% “independent” directors under the NYSE Governance Rules.

The independence of the directors is determined in accordance with National Instrument 52-110, which provides that a director is independent if he or she has no direct or indirect material relationship with the Company and its subsidiaries. A “material relationship” is defined to mean a relationship which could, in the view of the Board, reasonably interfere with the exercise of a director’s independent judgment and includes an indirect material relationship. The Company also determines independence of its directors pursuant to the NYSE Governance Rules. The NYSE Governance Rules provides that no director qualifies as independent unless the Board affirmatively determines that the director has no material relationship with the Company that would interfere with the exercise of independent judgment.

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The Chairman of the Board is not independent. However, the Board has appointed a Lead Director that is independent. The primary focus of the Lead Director is to provide leadership for the independent directors and ensure that the Board’s agenda enables it to successfully carry out its duties. The Lead Director chairs all independent director meetings and reports the results of these meetings to the President, Chief Executive Officer and Chairman. The independent directors are also able to meet at any time without members of management and non-independent directors being present, and are required to hold in camera meetings after each regularly scheduled Board meeting. The independent directors discharge their responsibilities for independent oversight of management through their representation on the Board.

Commitment and Tenure

Meetings of the Board and Committees of the Board

The Board meets a minimum of four times a year, once every quarter. The Board meets as many times as necessary to address all current affairs and business. Each committee of the Board meets at least once each year or more frequently as necessary to deal with current business and affairs. The Audit Committee meets at least four times a year. See the section on page 19 titled “Director Attendance” for director attendance records.

Meetings of Independent Directors

During the financial year ended December 31, 2024, the independent directors met five times. The Board may also excuse members of management and non-independent or conflicted directors from all or a part of any meeting where a conflict or potential conflict of interest arises or where otherwise appropriate. The Board has adopted a Board Mandate pursuant to which independent directors will be required to meet after every regularly scheduled Board meeting without the non-independent members and members of management in attendance.

All formal committees of the Board are made up of only independent directors. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Director Commitments

The Board believes that each of its members should have sufficient time and attention to devote to Board duties and to otherwise fulfill the responsibilities required of directors. In assessing whether directors and nominees for director have sufficient time and attention to devote to Board duties, the Board and Nominating and Corporate Governance Committee consider, among other things, whether directors may be “overboarded”, which refers to the situation where a director serves on an excessive number of boards. See the section on page 19 titled “Director Commitments” for director commitments of our Nominees.

Board Tenure and Renewal

The Company has not adopted any retirement or term limits for directors serving on the Board. The Company believes that maintaining an appropriate balance of tenure among directors is a part of the Board’s consideration. Longer serving directors bring valuable experience and knowledge with respect to our business and the royalty and streaming industry. Newer directors bring in fresh perspectives and ideas and additional expertise and experience.

While term and age limits could facilitate new viewpoints and ideas being brought to the Board, we believe they are counter-balanced by the disadvantage of losing directors who, over a period of time, have developed unique and specialized insights into our strategic initiatives and business and who provide valuable contributions to Board discussions and assessments. Our Corporate Governance and Nominating Committee regularly reviews and assesses our directors, and uses its discretion in the best interests of the Company and our shareholders to refresh the Board as necessary.

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Nomination of Directors

Our Board is responsible for approving candidates for Board membership. However, the Board has delegated the screening and recruitment process to our Corporate Governance and Nominating Committee, which is composed entirely of independent directors. The Corporate Governance and Nominating Committee is tasked with identifying and recruiting new candidates for nomination and recommending appropriate criteria for the selection of nominees. Qualified candidates are those who, in the judgment of the Corporate Governance and Nominating Committee, possess a sufficient mix of experience and personal attributes that would ensure the effectiveness of our Board.

In considering the long-term effectiveness of the Board, the Corporate Governance and Nominating Committee considers, among other things:

●	the independence of each director;

●	the competencies and skills of the Board as a whole;

●	the current experience, skills and personal attributes represented by each director;

●	diversity of the Board; and

●	the strategic direction of the Company.

The Corporate Governance and Nominating Committee does not set specific minimum qualifications for director positions. Rather, nominations for election or re-election to the Board are based on the needs of the Board, as well as a particular candidate’s merits, skills, and needs.

In evaluating candidates for nomination for election as directors, the Corporate Governance and Nominating Committee will consider an individual’s independence, skills, experience, qualifications, skills, diversity, personal integrity and judgment, and the ability to devote adequate time to discharge their duties and responsibilities as a Board member. For further discussion regarding each individual director nominee’s particular areas of expertise, see the section on page 18 titled “Director Qualifications and Experience”.

The qualifications and skills of the current members of the Board are also compared against the above areas of expertise and qualifications to assess the composition of the Board and to identify target areas when recruiting for, or when making recommendations for nominees to the Board.

The Board prefers a mix of backgrounds and experiences among its members. The Board does not follow any ratio or formula to determine the appropriate mix, and instead, uses its judgment to identify and determine nominees whose backgrounds, attributes and experiences, taken as a whole, will contribute to high standards of Board service. However, in order to promote and foster gender diversity on the Company’s Board, the Board adopted a target to have at least 30% of the Board being comprised of female directors by the annual meeting in 2025, which target has been met. In order to support the Board in meeting such target, the Board implemented practices that require any search for nominees to the Board to specifically include diverse candidates generally and women candidates in particular.

Majority Voting

Amendments to the Canada Business Corporations Act came into force on August 31, 2022, and relate to, among other matters, the election of directors. The amendments supersede the Majority Voting Policy previously adopted by the Board to govern the election of directors. Like the Majority Voting Policy, the amendments to the Canada Business Corporations Act provide a mechanism for Shareholders to express their confidence in each director.

The amended Canada Business Corporations Act provides that where there is only one candidate nominated for each position available on the Board, Shareholders will be able to vote ‘for’ or ‘against’ each nominee director, and each nominee director must receive a majority of ‘for’ votes to be elected.

Subject to compliance with applicable corporate laws, the Board may: (i) leave a vacancy in the Board unfilled until the next annual meeting of Shareholders; (ii) fill the vacancy by appointing a new director whom the Board considers to merit the confidence of Shareholders; or (iii) call a special meeting of Shareholders to consider new nominees to fill the vacant position. If a nominee director does not receive a majority of ‘for’ votes, they may not be appointed a director by the Board before the next annual meeting of Shareholders, except if necessary to ensure the Board has the requisite number of resident Canadians or independent directors. If an incumbent director fails to obtain a majority of ‘for’ votes at a shareholder meeting, that director may be able to continue as a director for a transition period of up to 90 days following the meeting.

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Assessments

The Board is committed to regular reviews and assessments of the effectiveness of the Board, the committees of the Board, and individual directors. The Board, the committees and each director performs an annual self-assessment on its, his or her contribution and effectiveness. The Corporate Governance and Nominating Committee annually reviews, evaluates and makes recommendations to the Board regarding the Board, the committees and individual directors.

The Board establishes appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members. Such assessment considers, in the case of the Board or a committee of the Board, its mandate or charter; and, in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to bring to the Board. The Corporate Governance and Nominating Committee recommends to the Board any changes that would enhance the performance of the Board based on a variety of assessment criteria.

During the financial year ended December 31, 2024, the Board conducted a board effectiveness assessment with regard to each of our Company’s directors. Our Board determined that each of the Company’s directors meets a high standard in terms of meeting attendance, preparation and engagement with the Company. All are highly effective and bring a diverse set of backgrounds and expertise to the Board.

Share Ownership Requirement

Each non-executive director of the Company is required to hold Shares having a value equal to at least three times the amount of the annual cash retainer paid to such directors. The share ownership requirement must be attained within the later of five years of becoming a director of the Company or the date of adoption of our Share Ownership Policy by the Company.

For information regarding share ownership of the nominees, see the section on page 14 titled “Election of Directors”.

Our Share Ownership Policy for our NEOs requires our executive officers to hold Shares having a value equal to at least three times the amount of their base salary. NEOs have five years from the date of the adoption of the policy to achieve the required threshold.

Diversity and Inclusion

The Company believes that diverse perspectives enhance its organizational strength, problem solving ability and opportunity for innovation. Furthermore, the Company recognizes that diversity of skill and experience is a critical and valuable consideration in the assessment of the Board, its composition and prospective nominee candidates as well as the composition of its senior management team.

The Company has adopted a written Diversity Policy (the “Diversity Policy”) promoting diversity within the Company and all of its subsidiaries, which encompasses its policy relating to the identification and nomination of: (i) women; (ii) Indigenous peoples; (iii) persons with disabilities; and (iv) members of visible minorities (collectively, “Diversity Groups”) as directors and members of senior management (as defined in the Diversity Policy). The Corporate Governance and Nominating Committee has the responsibility for the oversight and implementation of this policy.

The Diversity Policy provides that when considering the composition of, and individuals to nominate or hire to, the board of directors and senior management positions, the Corporate Governance and Nominating Committee and the board of directors, as applicable, will consider diversity from a number of aspects, including, but not limited to, gender, age, disability, ethnicity and cultural diversity. The Corporate Governance and Nominating Committee monitors, on an ongoing basis, the implementation and effectiveness of the Diversity Policy, and annually or otherwise when applicable, assesses: (i) the mix of diversity, skill and expertise on the board of directors and in executive officer positions; (ii) measurable objectives set pursuant to the Diversity Policy; and (iii) progress in achieving such measurable objectives. The Company’s Diversity Policy provides that the Corporate Governance and Nominating Committee will report its assessments to the Board which, combined with the oversight by the Corporate Governance and Nominating Committee and ongoing monitoring of representation levels, serves to ensure the implementation of the Diversity Policy.

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The Corporate Governance and Nominating Committee takes gender, age, disability, ethnicity, cultural diversity, and skill into consideration as part of its overall recruitment and selection process in respect of potential candidates for the Board and executive officer positions. Accordingly, when searching for new directors, executive officers, and members of senior management, the Corporate Governance and Nominating Committee will consider the level of representation of the four designated Diversity Groups on the Board and among the Company’s executive officers and senior management. This will be achieved by monitoring the level of representation of the four designated Diversity Groups on the Board, and in executive officer and senior management positions. Furthermore, the Corporate Governance and Nominating Committee has made a commitment to the recruitment from Diversity Groups by making the identification of Diversity Group candidates a key search criterion.

Other than as set forth herein, the Company has not adopted a formal target regarding any of the four designated Diversity Groups in director, executive officer or senior management positions. The Company believes that diversity is an important factor when identifying candidates for director, executive officer and senior management positions and, to that end, encourages members of the Diversity Groups to apply for open positions. The Company evaluates diversity as one of a variety of factors when considering a candidate, including their skills, expertise, experience and personal characteristics.

In order to promote and foster Board gender diversity, in 2021, the Board adopted a target to have at least one female director on the Board by the Company’s annual meeting in 2023 and at least 30% of the Board being comprised of female directors by the annual meeting in 2025. Each of these targets have since been achieved and maintained, with female directors comprising one-third of its current directors and one-third of the Nominees at the Meeting.

Given the relative age of the Company and the small team of executive officers of the Company, the Board has not adopted a formal target regarding women in executive officer positions. The Company currently has two female executive officer or member of senior management representing approximately 18.2% of our total executive officers and senior management. The Company currently has two executive officers and members of senior management who are visible minorities, representing approximately 18.2% of our total executive officers and senior management. No Indigenous peoples or persons with disabilities currently serve on the Board or hold any executive officer positions within the Company. The Company continues to be committed to ongoing review with respect to the diversity of its directors, executive officers and members of senior management.

Orientation and Continuing Education

Pursuant to the Board Mandate, the Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Board committees, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive:

(i)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(ii)	continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

When a new director is appointed, such director has the opportunity to meet other directors, executives, management and employees of the Company with orientation tailored to the needs and experience of the new director, as well as the overall needs of the Board. New Board members are provided with information respecting the Company and its business and operations.

The Company relies on the advice of its professional advisors to update the knowledge of its Board members in respect of changes in relevant policies and regulations. Each of the directors are also directors of other publicly traded companies and are benefiting from exposure to boards of directors of such companies. New Board members are generally selected on the basis of their breadth of experience with respect to the mining, royalty and streaming industry, having regard to the requirements for appropriate skill sets required by the Company.

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As an ongoing process, the Board considers executive and management development (including training and monitoring of senior executives and management) based mainly on periodic reports from the Compensation Committee and the Corporate Governance and Nominating Committee. The Board also receives, on a regular basis, materials of interest, including analyst reports and industry reports, and reports regarding the Company. Board members are encouraged to communicate with executives, management, auditors and technical consultants to keep themselves current with the business and affairs of the Company and with respect to developments within the mining, royalty and streaming industry. Board members have free and full access to the Company’s records at all times. Board members are also encouraged to attend seminars or conferences of interest and relevance to their position as a director of the Company.

Culture and Conduct

Our Code of Conduct and other governance policies

Code of Business Conduct and Ethics

The Company has adopted a written code of business conduct and ethics (the “Code of Conduct”) to assist its employees, officers and directors to maintain the highest standards of ethical conduct in corporate affairs and to encourage a culture of honesty, accountability and fair business practice. The Code of Conduct reflects the Company’s commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which everyone at the Company is expected to comply.

The Code of Conduct addresses fair dealing, insider trading, compliance with laws, regulations and rules, conflicts of interest, corporate opportunities, accepting and giving gifts, public disclosure, shareholder relations, use of the Company’s property, handling of confidential information, safety and health, discrimination and harassment and reporting of violations of the Code of Conduct. Any person subject to the Code of Conduct will be required to disclose interests that may give rise to conflicts of interest. To ensure the directors exercise independent judgement in considering transactions and agreements in which a director or executive officer has a material interest, any such director or executive officer removes himself or herself during any related Board discussions and such director does not cast a vote on any matter in respect of which such director has a material interest. The Code of Conduct also addresses matters concerning public disclosure and provides that communications with the public concerning the Company are full, fair, accurate, timely and understandable, and in accordance with the disclosure requirements under applicable securities laws.

The Board has the ultimate responsibility for the administration of the Code of Conduct, and the Corporate Governance and Nominating Committee of the Company periodically reviews the Code of Conduct The Board monitors compliance with the Code of Conduct by requiring any person subject to the Code of Conduct to report breaches thereof to the attention of the appropriate supervisor or to the President, Chief Executive Officer, Chief Financial Officer or such other senior officer of the Company as may be designated from time to time.

The Code of Conduct is available on the Company’s website at www.goldroyalty.com.

Whistleblower Policy

The Company has also adopted a whistleblower policy (the “Whistleblower Policy”) wherein directors, officers and employees of the Company are provided with the mechanics by which they may raise concerns or complaints about the accuracy, fairness or appropriateness of any of the Company’s accounting policies or financial reports including corporate reporting and disclosure, accounting and auditing controls and procedures and any violations of applicable legal and regulatory requirements relating to securities compliance and other matters pertaining to fraud against shareholders of the Company. The Whistleblower Policy provides information regarding who to contact with a complaint or concern and how the Company will respond to a complaint or concern.

A copy of the Whistleblower Policy is available on the Company’s website at www.goldroyalty.com.

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Risk Management

Pursuant to the Board Mandate, the Board is required to ensure that management identifies the principal risks of the Company’s business and implement appropriate systems and procedures to manage such risks. The Board regularly reviews the Company’s goals and strategies with management while taking into account the new opportunities and key risks of the business. On a quarterly basis, the Board receives a risk report which provides insight on risks which may impact Gold Royalty or its operations.

The Company’s business as a gold-focused royalty and streaming company with a diversified portfolio is a long-term strategy that remains constant. Gold Royalty is focused on growing net asset value on a long-term, per share basis. As a company that operates in a highly cyclical business, the Board considers that the most significant risks facing our business vary from time to time depending on the prevailing economic climate and the specific nature of our activities at the relevant time.

The Board from time to time reviews and considers general and specific risks faced by Gold Royalty. The Board closely monitors and analyzes the potential vulnerability of our operations and financial condition in light of risks that arise in respect of our business. Management is tasked with identifying risks and assigning ratings to such risks to assess each risk’s impact, likelihood of occurring, and the effectiveness of current processes to manage and mitigate any such risks.

The Company may be subject to cyber-attacks and other information security breaches from time to time. The Board is responsible for overseeing cyber and data security risks and associated mitigation strategies, and will meet from time to time, or as otherwise deemed necessary, to assess any such risks and to review the Company’s risk management practices. Our risk and exposure to cyber-related issues cannot be fully mitigated as a result of, among other things, the constant evolving nature of these threats. To date, the Company has not experienced any material losses or experienced significant harm relating to cyber-attacks or other information security breaches. However, there can be no assurance that we will not incur such losses in the future.

For a full discussion of the risks which may impact our business, see the risk factors outlined in the Company’s final long form prospectus and related United States prospectus dated March 8, 2021 and other disclosure documents, which are available under our profile on SEDAR+ at www.sedarplus.ca and www.sec.gov.

AI Technologies and Oversight

Pursuant to the Board Mandate, the Board is required to review, approve and modify as appropriate the strategies proposed by senior executives to achieve the Company’s objectives and goals for the business, and is responsible, in conjunction with management, to oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of identified risks. The responsibilities of the Board extend to the safe and ethical implementation or potential use of artificial intelligence (“AI”) technologies to the Company’s business and strategy.

Gold Royalty does not rely on AI technologies or use generative AI in its day-to-day business or strategy. The Board has not adopted a specific governance framework for AI technologies and relies on a combination of corporate governance risk management (as outlined in this section, above, under “ – Risk Management”) and the application of the existing policies to provide sufficient oversight of any potential risk that could arise from use of AI technologies and guidance on governance relating to the use of AI technologies.

In June 2022, the Government of Canada tabled the Artificial Intelligence and Data Act (AIDA) as part of Bill C-27, the Digital Charter Implementation Act, 2022, which would introduce a new regulatory system designed to encourage the responsible adoption of AI technologies by Canadian businesses with a focus on education, establishing guidelines and helping businesses to come into compliance through voluntary means.

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Board members are encouraged to attend seminars or conferences of interest and relevance to their position as a director of the Company (as outlined in this section, above, under “ – Orientation and Continuing Education”, which extends to matters of AI technologies. The Board, in conjunction with the Corporate Governance and Nominating Committee, continues to monitor risks to the business and operations of the Company, as well as the sufficiency of its existing policies, and may introduce a specific governance framework in the future if deemed advisable.

Environment, Sustainability and Corporate Social Responsibility

The Board has adopted an ESG and Sustainability Policy which sets out the Company’s commitment to furthering responsible and sustainable mineral development as a means to create long-term value for its stakeholders. The Company does not operate any of the mineral properties which it invests in or provides financing to and does not have the power to control the operations of any such properties. Nonetheless, the Company recognizes the importance of acquiring interests in projects that are operated by companies who share a commitment to responsible resource exploration, development and extraction.

A copy of the Company’s ESG and Sustainability Policy is available on the Company’s website at www.goldroyalty.com.

Shareholder Engagement

The Company proactively engages with Shareholders and other stakeholders throughout the year to learn their perspectives about the Company and on significant issues. This engagement includes one-on-one meetings and telephone conferences with shareholders, quarterly investor calls and an annual Investor Day, which help the Company engage and have an open dialogue with Shareholders and other stakeholders. This engagement helps the Company better understand Shareholder priorities and perspectives, gives the Company the opportunity to elaborate on its initiatives with its technical, corporate development and finance personnel, and fosters constructive dialogue with the Company’s Shareholders. The Board and the Company’s management value and carefully consider such feedback along with Shareholder support and feedback at the Company’s annual meetings, when reviewing the Company’s strategies and business and governance practices.

Since the Company’s annual meeting in 2024, members of its management and/or Board have met with over 300 Shareholders and potential investors and has hosted quarterly webcasts, an asset acquisition webcast and an Investor Day presentation that cumulatively hosted over 600 attendees, who had the opportunity to ask questions and otherwise interact with members of the Company’s management. The Company’s engagement in 2024 also included meeting with institutional and other significant Shareholders representing over 33% of the Company’s outstanding Shares. At these meetings, we have discussed, among other things, the Company’s ongoing strategic plan, share price performance, capital allocation strategy, portfolio updates and other matters.

Key responsive items related to shareholder engagement in the last year include:

●	the rebalancing of the Company’s STIP corporate performance scorecard for 2025 to further emphasize share price performance. See “Statement of Executive Compensation - Short-Term Incentive Program” for further information; and

●	a revised marketing and communication strategy with an emphasis on disciplined capital allocation.

Committees of the Board

The Board has the following four standing committees, the members of which are set out under the director biographies starting on page 10:

●	the Audit Committee;

●	the Compensation Committee;

●	the Corporate Governance and Nominating Committee; and

●	the Environmental, Social and Governance Committee.

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Each of the Audit, Compensation, Corporate Governance and Nominating and Environmental, Social and Governance committees are comprised entirely of independent directors and all committees report directly to the Board. From time to time, when appropriate, ad hoc committees of the Board may be appointed by the Board.

Audit Committee

The purpose of the Audit Committee is to provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls. The Audit Committee assists the Board with its oversight of, among other things: (i) the integrity of the financial statements of the Company and its subsidiaries; (ii) communication between the Board and the external auditor; and (iii) the qualifications and independence of the Company’s auditors.

Audit Committee Charter

The Audit Committee operates under a written charter that sets out its responsibilities and composition requirements. A copy of the charter is attached to this Information Circular as Schedule “B”.

Composition of the Audit Committee

As of the date hereof, the members of the Audit Committee are Mr. Gilman, Mr. Robertson and Mr. Hair. Each member of the Audit Committee is considered “financially literate” as defined in National Instrument 52-110. Each member of the Audit Committee is also considered independent pursuant to National Instrument 52-110, Rule 10A-3 of the Exchange Act and the NYSE Governance Rules. Mr. Robertson is the Chair of the Audit Committee. Mr. Robertson has been identified as an audit committee financial expert as defined by the rules and regulations of the SEC. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY. Mr. Robertson is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Relevant Education and Experience

The following relevant education and experience of the members of the Audit Committee have been used in assessing their financial literacy:

Mr. Robertson. Mr. Robertson is a Chartered Professional Accountant with 43 years of experience in finance and accounting. Mr. Robertson was previously a partner and Global Mining & Metals Group Leader with EY, where he developed extensive experience in initial public offerings, financings, governance and securities regulatory compliance. Mr. Robertson has experience serving as an independent director and audit committee member of other reporting companies. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Mr. Gilman. Mr. Gilman is a mining engineer with nearly 40 years of experience in investment banking and the global resource sector. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for all of CIBC’s activities across Asia. He obtained a Bachelor of Science in mining engineering from Queen’s University and an MBA from the Ivey Business School at Western University.

Mr. Hair. Mr. Hair is a senior executive with over forty years of international experience in the mining and metals industry. Through his executive experience, which includes having been President and Chief Executive Officer of Hudbay Minerals Inc. from 2016 to July 2019, Mr. Hair has experience with financial matters, including practical experience reviewing and interpreting financial statements and as an audit committee member for other public companies. Mr. Hair holds a Bachelor of Science (Honours) degree in Mineral Engineering from the University of Leeds and the ICD.D designation from the Institute of Corporate Directors.

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Audit Committee Oversight

At no time since the commencement of Gold Royalty’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board.

Pre-Approval Policies and Procedures

The Board and Audit Committee have adopted a Pre-Approval Policy for Audit and Non-Audit Services (the “Pre-Approval Policy”), pursuant to which the Audit Committee is required to pre-approve the audit and non-audit services provided by the Company’s independent registered public accounting firm (an “independent auditor”) to assure that the provision of such services does not impair the independent auditor’s independence.

The Pre-Approval Policy provides, among other things, that:

●	unless a type of service to be provided by the independent auditor has received general pre-approval, it will require specific pre-approval by the Audit Committee;

●	any proposed services exceeding pre-approved fee levels will require specific pre-approval by the Audit Committee;

●	all service engagement terms and fees for the annual audit and related quarterly reviews will be subject to specific pre-approval of the Audit Committee;

●	the Audit Committee may grant pre-approval for certain permissible non-audit services classified as all other services that it believes are routine and recurring services and would not impair the independence of the independent auditor;

●	the term of any pre-approval is 12 months from the date of pre-approval, unless otherwise provided for by the Audit Committee; and

●	the list of pre-approved services will be periodically reviewed by the Audit Committee.

The Pre-Approval Policy additionally provides that the Audit Committee may delegate authority to pre-approve audit and non-audit engagements having a value of up to $100,000 to one or more of its members.

External Auditor Service Fees

PwC has served as Gold Royalty’s auditors since October 7, 2020. Fees payable to PwC for services rendered for the financial years ended December 31, 2024 and 2023, and the transition period ended December 31, 2022 (“2022T”), are detailed in the table below.

	Year Ended December 31, 2024 (US$)	Year Ended December 31, 2023 (US$)
Audit Fees	182,700	290,024
Audit-Related Fees	33,271	54,482
Tax Fees	Nil	4,778
All Other Fees	Nil	Nil
Total	215,971	349,284

Notes:

(1)	Audit fees were for professional services rendered by the auditors for the audit and review of Gold Royalty’s financial statements regarding statutory and regulatory filings.
(2)	Audit-related fees are for services rendered by Gold Royalty’s auditors related to the performance of the audit of Gold Royalty’s financial statements and are not reported under the category “Audit Fees” above.
(3)	Total fees represent professional services rendered and do not include any out-of-pocket disbursements or fees associated with filings made on Gold Royalty’s behalf. These additional costs are not material as compared to the total professional services fees.

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Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee is responsible for making recommendations to the Board in respect of filling vacancies on the Board and as to nominees for the Board. On an annual basis, the Board reviews its strategies to determine the composition of the Board and the appropriate candidates to be put forth for election as directors at annual general meetings. The review takes into account the desirability of maintaining a balance of skills, experience, background and diverse perspectives. The Corporate Governance and Nominating Committee is comprised of Mr. Gilman, Mr. Hair, Ms. Howlett and Ms. Johnson. Each of Mr. Gilman, Mr. Hair, Ms. Howlett and Ms. Johnson are considered independent pursuant to National Instrument 52-110 and the NYSE Governance Rules. Mr. Hair is the Chair of the Corporate Governance and Nominating Committee.

Each of the members of the Corporate Governance and Nominating Committee has direct experience in corporate governance, enabling the committee to make decisions on the appropriateness of the Company’s corporate governance practices and nomination process. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for corporate governance and nominating activities for the region. Each of the members of the Corporate Governance and Nominating Committee have held senior leadership positions as officers or directors of other publicly traded companies and have experience in developing and monitoring the effectiveness of corporate governance practices and leading the candidate selection process to identify qualified individuals to serve on the Board. Mr. Gilman has experience serving on similar committees for other public companies. Mr. Hair holds the ICD.D designation from the Institute of Corporate Directors. Ms. Howlett holds the Chartered Director designation.

The Corporate Governance and Nominating Committee is responsible for developing and establishing corporate governance guidelines and practices for the Board and the Company, for assessing the overall effectiveness and composition of the Board and committees of the Board and for providing recommendations to the Board for suitable nominations of directors at annual general meetings of Shareholders and the filling of vacancies on the Board. In fulfilling its mandate, the Corporate Governance and Nominating Committee, among other things:

●	develops and recommends to the Board a set of corporate governance policies and practices, and annually assesses such governance policies and practices;

●	oversees the evaluation of the Board, committees of the Board, and the contribution of individual directors;

●	reviews and approves of all material corporate governance disclosure;

●	ensures appropriate processes are established by the Board to oversee strategic direction and development, and to oversee the Company’s investor relations and public relations activities;

●	manages succession planning for management and the Board;

●	establishes procedures for Board meetings to ensure that the Board functions independently and effectively;

●	reviews and resolves reports of violations of the Company’s Code of Conduct and Ethics;

●	identifies and recommends individuals to the Board for nomination as members of the Board and its committees; and

●	reviews and recommends to the Board strategic corporate policies.

On an annual basis, the Board and the Corporate Governance and Nominating Committee review Gold Royalty’s strategies to determine the composition of the Board and the appropriate candidates to be nominated for election as directors at annual general meetings. This review takes into account the desirability of maintaining a balance of skills, experience and background. In identifying new candidates for the Board, the Corporate Governance and Nominating Committee considers what competencies and skills the Board, as a whole, should possess and assesses what competencies and skills each existing director possesses, considering the Board as a group, and the personality and other qualities of each director, as these may ultimately determine the boardroom dynamic.

It is the responsibility of the Corporate Governance and Nominating Committee to regularly evaluate the overall efficiency of the Board and its Chairman and all board committees and their chairs. As part of its mandate, the Corporate Governance and Nominating Committee conducts the process for the assessment of the Board, each committee and each director regarding his, her or its effectiveness and contribution, and reports evaluation results to the Board on a regular basis.

A copy of the Corporate Governance and Nominating Committee charter is available at www.goldroyalty.com.

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Compensation Committee

The Compensation Committee is appointed by the Board to, among other things, discharge the Board’s responsibilities relating to the compensation of the Company’s directors and officers. The Compensation Committee periodically reviews the adequacy and form of compensation to ensure it realistically reflects the responsibilities and risks involved in being an effective director or officer and that compensation allows the Company to attract qualified candidates. Such review includes an examination of publicly available data, as well as independent compensation surveys.

The Compensation Committee, among other things, annually reviews and approves corporate goals and objectives relevant to the compensation of the Chief Executive Officer, evaluates the Chief Executive Officer’s performance in light of those goals and objectives and determines the Chief Executive Officer’s compensation level based on this evaluation. The Compensation Committee meets without the presence of executive officers when approving the Chief Executive Officer’s compensation.

The Compensation Committee may also consult with outside, independent, compensation advisory firms, if deemed necessary. The Compensation Committee is comprised of Mr. Gilman, Mr. Robertson and Ms. Howlett. Each of the members of the Compensation Committee is considered independent pursuant to National Instrument 52-110 and the NYSE Governance Rules. Mr. Gilman is the Chair of the Compensation Committee. The Company is a “foreign private issuer” under the Exchange Act and is permitted pursuant to the NYSE Governance Rules to follow its home country practice in respect of the composition of its Compensation Committee.

Each of the members of the Compensation Committee have direct experience in corporate executive compensation, enabling the Compensation Committee to make decisions on the competitiveness and appropriateness of Gold Royalty’s compensation policies and practices. Mr. Gilman’s relevant experience includes previously being the Managing Director and Head of the Asia Pacific Region at CIBC for 10 years, where he was responsible for compensation decisions for 3,000 personnel. Each of the members of the Compensation Committee have experience in capital markets, corporate governance and senior leadership including as officers or directors of other publicly traded companies. Each of the members of the Compensation Committee are also members of the Compensation Committees of other publicly traded companies and are benefiting from exposure to the Compensation Committees of such companies. Ms. Howlett also holds the Chartered Director designation.

Among other things, the Compensation Committee:

●	keeps abreast of current developments in board and executive compensation in companies engaged in similar industries;

●	recommends to the Board the remuneration to be paid by the Company to the Board;

●	oversees the activities of management responsible for administering the Company’s incentive compensation plans and equity-based plans;

●	determines and establishes with the Board and the Chief Executive Officer a broad compensation and benefits structure for the Company’s employees;

●	oversees the identification, consideration and management of risks associated with the Company’s compensation philosophy and programs;

●	evaluates the Chief Executive Officer’s performance, and sets the Chief Executive Officer’s compensation level based on such evaluation;

●	makes recommendations to the Board with respect to the compensation for senior executive officers other than the Chief Executive Officer; and

●	determines the Company’s recruitment, retention and termination policies for the Chief Executive Officer.

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A copy of the Compensation Committee charter is available at www.goldroyalty.com.

Other Committees of the Board of Directors

Other than the Audit Committee, Compensation Committee and Corporate Governance and Nominating Committee, the Board has a standing Environmental, Social and Governance Committee.

Environmental, Social and Governance Committee

The Environmental, Social and Governance Committee is appointed by our Board to, among other things, discharge the Board’s responsibilities relating to overseeing our processes as they relate to, and reviewing and making recommendations in respect of, health, safety, environmental, social, sustainability, climate-related matters, governance and other human capital matters (collectively, “ESG Matters”).

The Environmental, Social and Governance Committee is comprised of Karri Howlett, Angela Johnson and Alan Hair. Each of Ms. Howlett, Ms. Johnson and Mr. Hair is considered independent pursuant to National Instrument 52-110 and the NYSE American Governance Rules. The Environmental, Social and Governance Committee is fully independent. Ms. Howlett is the Chair of the Environmental, Social and Governance Committee.

Among other things, the Environmental, Social and Governance Committee:

●	reviews with our senior management team our goals in respect of ESG Matters with a view to protect our interests;

●	approves and reviews our policy toward the achievement of our goals relating to ESG Matters;

●	monitors performance of our activities relating to ESG Matters in achieving such goals;

●	ensures that management demonstrates and communicates its commitment to ESG Matters to our stakeholders, and as necessary and appropriate, engages with stakeholders in respect of ESG Matters, including companies in which it has an interest or which operates properties underlying our assets, and our employees, by fostering a culture of respect and accountability regarding such matters;

●	receives and discusses with management regular environmental and sustainable development reports, including those that are received from operating companies, and those that relate to annual audits of operating companies with a view to ensure the protection of our interests; and

●	reviews our report on ESG Matters, if any.

A copy of the Environmental, Social and Governance Committee charter is available on our website at www.goldroyalty.com.

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Other Information

Management contracts

To the best of the knowledge of our directors and executive officers, our management functions are not, to any substantial degree, performed by any person other than our directors and executive officers.

Interest of Certain Persons in Matters to be Acted Upon

Except as otherwise disclosed herein, no person who is or has been a director or executive officer of the Company since the beginning of the Company’s last financial year, or any proposed Nominee for election as a director of the Company, or any of their associates or affiliates, has any material interest, direct or indirect, by way of beneficial ownership of Shares or otherwise, in any matter to be acted upon at the Meeting.

Interest of Informed Persons in Material Transactions

Except as disclosed herein, no informed person of Gold Royalty, Nominee or any associate or affiliate of such informed person or Nominee, has any material interest, direct or indirect, in any transaction since the commencement of our most recently completed financial year or in any proposed transaction which has materially affected or will materially affect us or our subsidiaries, except any interest arising from the ownership of Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Shares who are resident in Canada.

For the purposes of this Information Circular, an “informed person” means (i) any of our directors or officers; (ii) a director or officer of a person or company that is itself an informed person; or (iii) any person or company who beneficially owns, directly or indirectly, and/or exercises control or direction over our voting securities carrying more than 10% of the voting rights attaching to all our outstanding voting securities.

Registrar and Transfer Agent

Our registrar and transfer agent is TSX Trust Company located at 733 Seymour Street, Suite 2310, Vancouver, BC V6B 0S6 and our U.S. co-transfer agent is Continental Stock Transfer & Trust Company located at 1 State St 30th Floor, New York, NY 10004.

Other Business

Our management knows of no other matters to come before the Meeting other than as referred to in the Notice of Meeting. However, if any other matter(s) which are not known to our management shall properly come before the Meeting, the proxy given pursuant to the solicitation by our management will be voted on such matter(s) in accordance with the best judgment of the person(s) voting the proxy.

Additional Information

Additional information relating to the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.goldroyalty.com. Additional financial information is provided in the Company’s comparative audited financial statements and management’s discussion and analysis (the “MD&A”) for the Company’s most recently completed financial year, which are also available on SEDAR+. Shareholders may contact the Company to request a paper copy of the Meeting Materials or the Company’s comparative audited financial statements and MD&A at: toll free 1-833-396-3066 (extension 622), or by sending a written request to Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Financial Officer. There is no cost to Shareholders for requesting a paper copy of the Meeting Materials or the comparative audited financial statements and MD&A.

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Shareholder Proposals

Shareholders that are entitled to vote at an annual meeting of Shareholders may submit to the Company proposals for any matter that a person proposes to raise at the next annual meeting of Shareholders. Such notices and proposals must be submitted to the Company no earlier than December 9, 2025 and no later than February 9, 2026, subject to the requirements of the Canada Business Corporations Act, R.S.C., 1985, c. C-44.

Shareholder Nominations

The By-Laws of the Company include advance notice provisions, whereby Shareholders may nominate a candidate for election as a director of the Company. Such notice must be delivered prior to the Meeting and in accordance with the timelines and other requirements set forth in the By-Laws of the Company and in writing and proper form to the Company at Suite 1830 – 1188 West Georgia Street, Vancouver, British Columbia, V6E 4A2, Attention: Chief Executive Officer. Pursuant to the By-Laws, notice of a director nomination must be made, in the case of an annual meeting (including an annual and special meeting) of shareholders, not less than thirty (30) days before the date of the annual meeting of shareholders, provided, however, if the first public announcement of the date of the annual meeting is made less than fifty (50) days prior to the meeting date, a director nomination must be made not less than ten (10) days following the day on which the first public announcement of the date of such annual meeting is to be made. In the case of a special meeting (which is not also an annual meeting) called for any purpose, including the election of directors to the Board, notice of director nominations must be made not less than fifteen (15) days following the day on which the first public announcement of the date of the special meeting of shareholders was made. The By-Laws of the Company also sets forth the information that a shareholder must include in its notice to the Company. A copy of the By-Laws of the Company is available under the Company’s profile on SEDAR+ at www.sedarplus.ca. No nominations were received from the Shareholders for consideration at the Meeting.

Approval of Information Circular

The undersigned hereby certifies that the contents and the sending of this Information Circular have been approved by our directors.

DATED at Vancouver, British Columbia, Canada, as of the 12th day of May, 2025.

BY ORDER OF THE BOARD OF DIRECTORS OF
GOLD ROYALTY CORP.

/s/ David Garofalo
David Garofalo
Chairman, Chief Executive Officer, President and Director

Other Information	Management information circular 2025	60

SCHEDULE “A”

BOARD MANDATE

BOARD OF DIRECTORS’ MANDATE

Effective December 7, 2021

1.	PURPOSE

1.1	The Board of Directors (the “Board”) of Gold Royalty Corp. (the “Company”) wishes to formalize the guidelines pursuant to which the Board governs the business of the Company. The guidelines are intended to be flexible and are intended to provide parameters and direction to the Board in conjunction with its obligations and mandate to oversee and direct the affairs of the Company.

1.2	The Board is responsible for the overall stewardship of the Company and for managing and supervising the management of the Company. The Board does not conduct day-to-day management of the Company. The Board shall at all times act in the best interests of the Company.

2.	ROLE AND RESPONSIBILITIES

2.1	The Board, directly and through its committees, is responsible for supervising the management of the business and affairs of the Company and is expected to focus on guidance and strategic oversight with a view to increasing shareholder value. In accordance with the Canada Business Corporations Act (the “Act”), in discharging his or her duties, each director must act honestly and in good faith, with a view to the best interests of the Company. Each director must also exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

2.2	The primarily goal of the Board is to act in the best interests of the Company to enhance long-term shareholder value while considering the interests of the Company’s various stakeholders, including shareholders, employees, the community and others.

2.3	The Board will develop and maintain the Company’s corporate governance approach, including developing a set of corporate governance principles specific to the Company (the “Governance Principles”) to guide the Board, its committees, the Company’s officers, management and employees in completing their duties, responsibilities and obligations in relation to the Company.

2.4	The Board is responsible for approving the Company’s significant operating policies and procedures, including reviewing and approving material changes to existing policies. The Board is also responsible for monitoring Company compliance, including Board compliance with these policies.

3.	STRATEGIC PLANNING PROCESS AND RISK MANAGEMENT

3.1	The Board shall adopt a strategic planning process to establish objectives and goals for the Company’s business and shall review, approve and modify as appropriate the strategies proposed by senior executives to achieve such objectives and goals. The Board shall review and approve, at least on an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the Company’s business and affairs.

3.2	The Board, in conjunction with management, shall be responsible to identify the principal risks of the Company’s business and oversee management’s implementation of appropriate systems to seek to effectively monitor, manage and mitigate the impact of such risks. Pursuant to its duty to oversee the implementation of effective risk management policies and procedures, the Board may delegate to applicable Board committees the responsibility for assessing and implementing appropriate policies and procedures to address specified risks, including delegation of financial and related risk management to the Audit Committee of the Board and delegation of risks associated with compensation policies and practices to the Compensation Committee of the Board.

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4.	ORGANIZATION OF THE BOARD

4.1	The composition of the Board shall comply with applicable corporate and securities laws.

4.2	At least 50% of the directors shall be “independent” directors until the second fiscal year that commences after the Company’s initial listing on the NYSE American, and thereafter, at least a majority of the directors shall be “independent” directors. A director shall be considered independent if he or she meets the criteria for independence established by applicable laws and the rules of any stock exchange upon which the Company’s securities are listed, including National Instrument 58-101 – Disclosure of Corporate Governance Practices.

4.3	Each year the Board shall review the relationship that each member of the Board has with the Company in order to satisfy itself that the relevant independence criteria have been met.

4.4	The Board may:

(i)	appoint a chair of the Board (the “Chair”) and prescribe his or her powers and duties; and

(ii)	appoint a lead director of the Board (“Lead Director”) and prescribe his or her powers and duties.

4.5	If, and as long as, the Chair is not an independent director, the Board shall appoint, from among its independent members and upon recommendation by its independent members, a Lead Director to hold office until the earlier of: (i) the appointment of an independent Chair; and (ii) the appointment of his or her successor by the Board. A Lead Director shall, if required in accordance with the foregoing, be appointed annually.

4.6	The Board may appoint a day or days in any month or months for regular meetings of the Board at a place and hour to be named.

4.7	In the event of a change of the status or credentials underlying a Board member’s appointment to the Board, the member so affected should, on his or her own initiative, discuss the change with the Chair so that there is an opportunity for the Board to review the continued appropriateness of Board membership under his or her new circumstances. Each case will be dealt with on its own merits, but as a rule, a member of the Board is expected to tender his or her resignation if there is a change in his or her credentials and circumstances that result in his or her candidacy no longer meeting the requirements of Board membership.

4.8	Unless specified otherwise, the following procedural rules apply to committees of the Board:

(i)	the Board may appoint one or more committees of the Board, however designated, and delegate to any such committee any of the powers of the Board except those which pertain to items which, under Act, a committee of the Board has no authority to exercise. At a minimum, the Board will establish an Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee, which shall be comprised of entirely independent directors;

(ii)	the powers of a committee of the Board may be exercised by a meeting at which a quorum is present or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of any such committee may be held at any place in or outside Canada;

(iii)	the Board may from time to time appoint such advisory bodies as it may deem advisable; and

(iv)	each committee and advisory body shall have the power to fix its quorum at not less than a majority of its members, to elect its chair, and to regulate its procedure.

4.9	The Board shall be composed of between three (3) and ten (10) directors, the number of directors within that range to be fixed by resolution of the Board from time to time. The size of the Board should enable its members to effectively and responsibly discharge their responsibilities to the Company.

4.10	Except as set out in the Bylaws of the Company, Board members shall be elected at the annual meeting of shareholders of the Company each year and shall serve until their successors are duly elected.

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5.	POSITION DESCRIPTIONS

The Board will develop clear position descriptions for the Chair of the Board and any Lead Director. The Board, together with the Chief Executive Officer (“CEO”) will develop a clear position description for the CEO (including delineating management responsibilities) and will develop or approve the corporate goals and objectives that the CEO is responsible for meeting.

6.	MANAGEMENT OVERSIGHT

The Board will oversee Company’s management, including:

(i)	appointing, training and monitoring the CEO and other senior management;

(ii)	developing the CEO’s position description in accordance with Section 5;

(iii)	developing or approving the corporate goals and objectives of the CEO and of other senior management;

(iv)	determining (including through the Compensation Committee) the compensation of the CEO and of other senior management; and

(v)	assessing the performance of the CEO and other senior management, taking into consideration: (a) such person’s position description; (b) such person’s goals and objectives; (c) the Governance Principles, including the individual’s adherence to the Governance Principles; (d) the efforts made by such person to promote a culture of integrity at the Company; and (e) any strategic plan in accordance with Section 3 hereof.

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7.1	The Board shall have adequate resources to discharge its responsibilities. The Chair shall be empowered to engage advisors as may be appropriate from time to time to advise the Chair on the Board with respect to duties and responsibilities.

7.2	The Board members are expected to devote the time and attention to the Company’s business and affairs necessary to discharge their duties as members of the Board effectively, which include, but are not limited to, high attendance records at Board meetings and the review of any materials prepared in connection with such meetings. Each Board member is expected to be sufficiently knowledgeable of the business of the Company, including its financial statements and the risks it faces, to ensure active and effective participation in the deliberations of the Board and of each committee on which he or she serves. Subject to this requirement, the Board members shall not be subject to any restrictions with respect to their activities outside of their relationship with the Company, including their services as directors of other corporations or charitable organizations so long as such is in accordance with all of the Company’s other policies and charters and applicable laws.

7.3	The proceedings and deliberations of the Board and its committees are confidential. Each Board member will maintain the confidentiality of information received in connection with his or her service as a director.

7.4	The Board shall meet not less than four times per year.

7.5	Meetings of the Board will be called, scheduled and held in accordance with the Company’s constating documents, including its articles and by-laws, as well as under applicable corporate laws.

7.6	The meetings of the Board shall ordinarily include the CEO (if not a director) and shall periodically include other senior officers as may be appropriate and as may be desirable to enable the Board to become familiar with the Company’s management team and affairs.

7.7	The Chair shall act as, or appoint a secretary, who shall keep minutes of its meetings in which shall be recorded all actions taken by the Board. Such minutes shall be made available to the directors and shall be approved by the Board for entry in the records of the Company.

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7.8	Each director is expected to be diligent in preparing for and attending meetings of the Board and any committee of which he or she is a member. A director who is unable to attend a Board or committee meeting may participate by teleconference.

7.9	Members of the Board shall have the right, for the purposes of discharging their respective powers and responsibilities, to inspect the relevant records of the Company and its subsidiaries.

7.10	Members of the Board, subject to approval of the chair to the Company’s Nominating and Corporate Governance Committee or Compensation Committee, may retain separate counsel to deal with issues relating to their responsibilities as members of the Board.

7.11	The independent directors will meet separately after every regularly scheduled Board meeting without the non-independent members and members of management in attendance. At other non-regularly scheduled Board meetings, if there are any non-management directors who are not independent directors, the independent directors shall have the opportunity to meet at the conclusion of each meeting of the Board with only independent directors present. The independent directors may also hold other meetings at such times and with such frequency as the independent directors consider necessary.

8.	DIRECTOR EDUCATION AND TRAINING

8.1	The Board will provide newly elected directors with an orientation program to educate them on the Company, their roles and responsibilities on the Board or Board committees, as well as the Company’s internal controls, financial reporting and accounting practices. In addition, directors will, from time to time, as required, receive:

(i)	training to increase their skills and abilities, as it relates to their duties and their responsibilities on the Board; and

(ii)	continuing education about the Company to maintain a current understanding of the Company’s business, including its operations, internal controls, financial reporting and accounting practices.

9.	ASSESSMENTS

9.1	The Board, the Committees and each director will perform an annual self-assessment on its, his or her contribution and effectiveness. The Board will consider its Mandate and any Committee will consider its charter, and any director will consider his or her position description, when performing a self-assessment.

9.2	The Board will assess, on at least an annual basis, any policy, procedure, guideline or standard, including this Mandate, created by the Board to manage or fulfill its roles, duties and responsibilities, to ensure that they remain current and relevant. The Board will ensure that each Committee shall perform the same assessment in relation to any Committee policy, procedure, guideline or standard.

10.	FINANCIAL REPORTING AND INTERNAL CONTROLS AND REGULATORY FILINGS

10.1	The Board shall review and monitor, with the assistance of the Audit Committee, the adequacy and effectiveness of the Company’s system of internal control over financial reporting, including any significant deficiencies or changes in internal control and the quality and integrity of the Company’s external financial reporting processes.

10.2	The Board shall approve applicable regulatory filings that require or are advisable for the Board to approve, which the Board may delegate in accordance with Section 4.8 of this mandate. These include, but are not limited to, the annual audited financial statements, interim financial statements and related management discussion and analysis accompanying such financial statements, management information circulars, annual information forms (including annual reports on Form 20-F), offering documents and other applicable disclosure.

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11.	CORPORATE DISCLOSURES AND COMMUNICATIONS

11.1	The Board will seek to ensure that corporate disclosure of the Company complies with all applicable laws, rules and regulations and the rules and regulations of the stock exchanges upon which Company’s securities are listed. In addition, the Board shall adopt appropriate procedures designed to permit the Board to receive feedback from shareholders on material issues.

11.2	The Board will appoint an independent, non-executive director to be available to shareholders with concerns should shareholder communications with the Chair of the Board, the CEO or other executive officers fail to resolve the issuer or such contact is inappropriate.

12.	CORPORATE POLICIES

12.1	The Board shall adopt and periodically review policies and procedures designed to ensure that the Company and its Directors, officers and employees comply with all applicable laws, rules and regulations and conduct the Company’s business ethically and with honesty and integrity.

13.	WHISTLEBLOWER POLICY

13.1	The Board will, in conjunction with the Audit Committee, establish a whistleblower policy for the Company allowing Company employees, officers, directors and other stakeholders, including the public, to raise, anonymously or not, questions, complaints or concerns about the Company’s practices, including fraud, policy violations, any illegal or unethical conduct, and any Company accounting, auditing or internal control matters. The Board will ensure that any questions, complaints or concerns are adequately received, reviewed, investigated, documented and resolved.

14.	REVIEW OF MANDATE

14.1	The Board may, from time to time, permit departures from the terms of this Mandate, either prospectively or retrospectively.

14.2	This Mandate is not intended to give rise to civil liability on the part of the Company or its directors or officers to shareholders, security holders, competitors, employees or other persons, or to any other liability whatsoever on their part.

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SCHEDULE “B”

AUDIT COMMITTEE CHARTER

AUDIT COMMITTEE CHARTER

The Audit Committee (the “Committee”) is a committee of the board of directors (the “Board”) of Gold Royalty Corp. (the “Company”). The role of the Committee, subject to applicable laws and obligations imposed by the Company’s constating documents, is to:

a)	provide independent and objective oversight of the Company’s financial management and of the design and implementation of an effective system of internal financial controls;

b)	review and report to the Board on the integrity of the financial statements of the Company, its subsidiaries and associated companies, including:

i.	helping directors meet their responsibilities;

ii.	facilitating better communication between directors and the external auditor;

iii.	enhancing the independence of the external auditor;

iv.	increasing the credibility and objectivity of financial reports; and

v.	strengthening the role of the directors by facilitating in-depth discussions among directors, management and the external auditor.

c)	provide a platform for communication among the Company’s auditors, financial and senior management, the Committee and the Board.

While the Committee has the responsibilities and powers set forth in this Audit Committee Charter (the “Charter”), management is responsible for establishing and maintaining internal financial controls, procedures and processes, and the Committee is appointed by the Board to review and monitor them.

1.	COMMITTEE STRUCTURE

Membership

The Committee shall be comprised of at least three members of the Board, each of whom the Board shall determine is free from any relationship that could reasonably be expected to interfere with the exercise of his or her judgment as a member of the Committee and is otherwise “independent” as required under applicable securities rules and stock exchange rules, including within the meaning of National Instrument 52-110 – Audit Committees and as defined under Rule 10A-3 of the Securities Exchange Act of 1934 and Section 803 of the NYSE American Company Guide.

Members of the Committee shall be appointed from time to time by the Board and may be removed from office or replaced at any time by the Board. Any member shall cease to be a member upon ceasing to be a director. Each member of the Committee shall hold office until the close of the next annual meeting of shareholders of the Company or until the member ceases to be a director, resigns or is replaced, whichever first occurs.

Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill any vacancy whenever necessary to maintain a Committee membership of at least three directors.

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All members of the Committee must be “financially literate”; for the purposes of this Charter “financially literate” shall mean the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. Additionally, at least one member of the Committee must be “financially sophisticated” (i.e., have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including but not limited to being or having been a chief executive officer, chief financial officer, other senior officer with financial oversight responsibilities, or otherwise qualifies as an audit committee financial expert under General Instruction B(8)(a)(1) of Form 40-F).

Procedures

The Board shall appoint one of the directors elected to the Committee as the Chair of the Committee (the “Chair”). In the absence of the appointed Chair from any meeting of the Committee, the members shall elect a Chair from those in attendance to act as Chair of the meeting.

The Chair will appoint a secretary (the “Secretary”) who will keep minutes of all meetings. The Secretary does not have to be a member of the Committee or a director and can be changed by simple notice from the Chair. Minutes of each Committee meeting shall be kept and made available to the Board.

No business may be transacted by the Committee except at a meeting of its members at which a quorum of the Committee is present or by resolution in writing signed by all the members of the Committee. A majority of the members of the Committee shall constitute a quorum, provided that if the number of members of the Committee is an even number, one-half of the number of members plus one shall constitute a quorum.

The Committee will meet at least once each fiscal quarter, and as many times as is necessary to carry out its responsibilities. Any member of the Committee or the external auditor may call meetings.

The time and place of the meetings of the Committee, the calling of meetings and the procedure in all respects of such meetings shall be determined by the Committee, unless otherwise provided for in the constating documents of the Company or otherwise determined by resolution of the Board.

The Company shall provide the Committee with the resources necessary to discharge its duties and responsibilities, including the authority to select, retain, terminate, and approve the fees and other retention terms (including termination) of special counsel, advisors or other experts or consultants, as it deems appropriate.

The Committee shall have unrestricted access to the Company’s personnel and documents and shall be provided with the resources necessary to carry out its responsibilities and shall discuss with the CEO or CFO such records and other matters considered appropriate.

The Committee shall have the authority to seek any information it requires from employees – all of whom are directed to cooperate with the Committee’s requests.

At the invitation of the Chair, individuals who are not members of the Committee may attend any meeting of the Committee.

2.	OPERATION OF THE COMMITTEE

Responsibility for the Company’s financial reporting, accounting systems and internal controls is vested in the officers of the Company and is overseen by the Board.

The responsibility of the Committee is to assist the Board in fulfilling its oversight responsibilities. The Committee will have the following duties and responsibilities:

External Auditor

●	To recommend to the Board, for shareholder approval, an external auditor to examine the Company’s accounts, controls and financial statements on the basis that the external auditor is accountable to the Board and to the Committee as representatives of the shareholders of the Company, with the external auditor reporting directly to the Committee.

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●	To evaluate and recommend to the Board the compensation of the external auditor, which shall be approved by the Board.

●	To oversee the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or financial review services for the Company, including the resolution of disagreements between management and the external auditor regarding financial reporting.

●	To evaluate the audit services provided by the external auditor, pre-approve all audit fees and recommend to the Board, if necessary, the replacement of the external auditor.

●	To pre-approve any non-audit services to be provided to the Company by the external auditor and the fees for those services.

●	To obtain and review, at least annually, a written report by the external auditor setting out the auditor’s internal quality-control procedures, any material issues raised by the auditor’s internal quality-control reviews and the steps taken to resolve those issues.

●	To review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the Company. The Committee has adopted the following guidelines regarding the hiring of any partner, employee, reviewing tax professional or other person providing audit assurance to the external auditor of the Company on any aspect of its certification of the Company’s financial statements:

■	subject to the discretion of the Committee, no member of the audit team that is auditing a business of the Company can be hired into that business or into a position to which that business reports for a period of three years after the audit;

■	subject to the discretion of the Committee, no former partner or employee of the external auditor may be made an officer of the Company or any of its subsidiaries for three years following the end of the individual’s association with the external auditor;

■	the CEO must approve all officer hires from the external auditor; and

■	the CEO must report annually to the Committee on any hires within these guidelines during the preceding year.

●	To review, at least annually, the relationships between the Company and the external auditor in order to establish the independence of the external auditor, including receipt from the external auditor of a formal written statement delineating all relationships between the Company and the external auditor, consistent with The Public Company Accounting Oversight Board Rule 3526, as applicable.

●	To review and discuss with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors.

●	To take, or recommend that the Board take, any other appropriate action to oversee the independence of the external auditor.

●	To provide the opportunity for open communication between the Company, the external auditor and the Board.

●	To review and assist in the resolution of any significant disagreement between management and the external auditors in connection with the preparation of the financial statements and financial reporting generally.

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●	To discuss the planning of the audit with the external auditor including:

■	the general approach taken in conducting the audit including any areas of particular concern or interest to the Committee or management and any extensions to the audit scope requested by the Committee or management;

■	areas of the financial statements identified as having a high risk of material misstatement and the auditor’s response thereto;

■	the materiality and audit risk level on which the audit is based;

■	the extent of audit work related to internal controls;

■	the planned reliance on the work of other auditors, how the expectations shall be communicated to the other auditors and how their findings shall be communicated to the Committee; and

■	the timing and estimated fees of the audit.

Financial Information and Reporting

●	To review the financial statements and related notes of the Company before their submission to the Board, including the annual and interim financial statements, auditors’ opinion, management letters, management’s discussion and analysis of operations and financial press releases for the purpose of recommending approval by the Board prior to its release. Meet with the external auditor, with and without management present, to review the financial statements and the results of their audit, including:

■	assessing the risk that the financial statements contain material misstatements;

■	assessing the accounting principles used and their application, as well as being aware of new and developing accounting standards that may affect the Company;

■	assessing the significant estimates made by management; and

■	assessing the disclosures in the financial statements.

●	Consider the external auditor’s judgments about the quality and appropriateness of the Company’s accounting principles, practices and internal controls as applied in its financial reporting.

●	To review the quality and not just the acceptability of the Company’s financial reporting and accounting standards and principles and any proposed material changes to them or their application.

●	To disclose annually in the Company’s Annual Information Form (and by cross-reference, in the Management Information Circular) information on the carrying out of its responsibilities under this Charter and on other matters as required by applicable securities regulatory authorities.

Oversight

●	To review and provide appropriate oversight of any related party or conflicted transactions, whether actual or perceived.

●	To review the internal audit staff functions, including:

■	the purpose, authority and organizational reporting lines; and

■	the annual audit plan, budget and staffing.

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●	To review, with the CEO and the CFO and others, as appropriate, the Company’s internal system of audit controls and the results of internal audits.

●	To review and monitor the Company’s major financial risks and risk management policies, the effectiveness and efficiency of such policies, and the steps taken by management to mitigate those risks.

●	To review the Company’s disclosure controls and procedures and internal control over financial reporting (the “Controls”), and consider whether the Controls:

■	provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, if any, is made known to the Company’s CEO and CFO, particularly during the period in which the Company’s annual filings are being prepared; and

■	provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the International Financial Reporting Standards (IFRS).

●	To meet at least annually with management (including the CEO and CFO), the internal audit staff, and the external auditor in separate executive sessions and review issues and matters of concern respecting audits and financial reporting.

●	In connection with the annual audit, to review material written matters between the external auditor and management, such as management letters, schedules of unadjusted differences and analyses of alternative assumptions, estimates or generally accepted accounting methods.

●	In connection with its review of the annual audited financial statements and interim financial statements, to review the process for the CEO and CFO certifications (if required by law or regulation) with respect to the financial statements and the Company’s disclosure and internal controls, including any material deficiencies or changes in those controls.

Other Responsibilities

●	To review with management the Company’s financial fraud risk assessment, including an annual review of the top fraud risks identified by management, and the policies and practices adopted by the Company to mitigate those risks.

●	To establish procedures for:

■	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

■	the confidential anonymous submission by employees of the Company of concerns regarding potential fraud or questionable accounting or auditing matters, as may be set out in the Company’s Whistleblower Policy; and

■	a periodic review of such procedures and any significant complaints received with management and the internal auditors.

3.	REPORTS

The Committee shall produce the following reports and provide them to the Board:

(a)	an annual performance evaluation of the Committee. The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate and in consideration of this Charter. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make this report; and

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(b)	a summary of the actions taken at each Committee meeting, which shall be presented to the Board at the next Board meeting.

4.	REVIEW OF CHARTER, AMENDMENT, MODIFICATION AND WAIVER

The Committee shall review and reassess the adequacy of this Charter at least annually and otherwise as it deems appropriate and recommend changes to the Board.

This Charter may be amended or modified by the Board, subject to disclosure and other policies and guidelines of relevant securities regulators and applicable securities laws and stock exchange rules.

Approved by the Board of Directors: March 8, 2021

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SCHEDULE “C”

NON-IFRS MEASURES

The Company has included, in this document, non-IFRS performance measures, Total Revenue, Land Agreement Proceeds and Interest and Adjusted EBITDA. These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

i.	Total Revenue, Land Agreement Proceeds and Interest are determined by adding land agreement proceeds credited against other mineral interests and interests earned on gold-linked loan to total revenue. We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry.

ii.	Adjusted EBITDA is determined by adding the impact of depletion, depreciation, finance costs, current and deferred tax (recovery) expenses, interest earned on gold-linked loan, transaction related and non-recurring general and administrative expenses(2), non-cash share-based compensation, share of (gain) loss in associate, dilution gain in associate, impairment of royalty, net of taxes, change in fair value of goldlinked loan, change in fair value of short-term investments, change in fair value of embedded derivative, foreign exchange (gain) loss, (gain) loss on loan modification and other income to net income (loss). We have included this information as management believes certain investors use this information to evaluate our performance in comparison to other gold royalty companies in the precious metal mining industry. The table below provides a reconciliation of net income (loss) to Adjusted EBITDA.

For a reconciliation of (i) total revenue to Total Revenue, Land Agreement Proceeds and Interest, and (ii) net income (loss) to Adjusted EBITDA, please see the section entitled “Item 5. Operating and Financial Review and Prospects – Non-IFRS Measures” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, available under its profile on www.sedarplus.ca and www.sec.gov.

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Questions and requests for assistance with voting may be directed to Gold Royalty Corp.’s proxy solicitation agent and shareholder communications advisor:

North America Toll Free:

1-877-452-7184

Calls Outside North America:

416-304-0211

Email:

assistance@laurelhill.com